Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

Latigo Petroleum, Inc.,
(the “Company”)

and

Pogo Producing Company
(the “Purchaser”)

and

Pogo Merger Sub 1, Inc.
(the “Merger Subsidiary”)

* * * * *

Dated as of April 13, 2006

i

4.18	Insurance.	16
4.19	Bank Accounts.	16
4.20	Contracts.	16
4.21	Employee Matters.	18
4.22	Brokers, Finders and Advisors.	19
4.23	Property Operation.	19
4.24	Take-or-Pay.	20
4.25	Timely Payment.	20
4.26	Outstanding Obligations.	20
4.27	Condemnation.	20
4.28	Bankruptcy.	20
4.29	Wells.	20
4.30	Calls on Production.	20
4.31	Transactions With Affiliates.	20
4.32	Indebtedness to and from Officers, Directors and Others.	21
4.33	Accounts Receivable.	21
4.34	Intellectual Property.	21
4.35	No Continuing Rights/Obligations.	21
4.36	Preferential Rights.	22
4.37	Investment Company Act.	22
4.38	PUHCA.	22
4.39	Foreign Person.	22

Article V.	Representations and Warranties of Purchaser and Merger Subsidiary	22

5.1	Organization.	22
5.2	Authority.	22
5.3	Consents and Approvals.	23
5.4	Litigation.	24
5.5	Investment Intent; Investment Experience.	24
5.6	Brokers, Finders and Advisors.	24
5.7	Financing.	24

Article VI.	Actions of the Company Prior to the Closing Date	24

6.1	Affirmative Covenant.	24
6.2	Negative Covenants.	25
6.3	Consents.	26
6.4	Regulatory and Other Authorizations; Notices and Consents.	26
6.5	Access to Properties and Records.	26
6.6	Distribution of Royalty Partnership.	27
6.7	Termination of Agreements.	28
6.8	Company Transaction Costs.	28
6.9	Stockholder Representative.	28

Article VII.	Actions of Purchaser and Merger Subsidiary Prior to and Following the Closing Date; Indemnification Provisions	28

7.1	Affirmative Covenants.	28
7.2	Reasonable Efforts.	28
7.3	Employee Benefits.	28
7.4	Indemnification Provisions.	29
7.5	Debt.	29
7.6	Cooperation.	29
7.7	Purchaser Availability during Interim Period	29

Article VIII.	Conditions To Closing	30

8.1	Conditions to the Obligations of Each Party.	30
8.2	Conditions to the Obligations of the Company.	30
8.3	Conditions to the Obligations of the Purchaser and Merger Subsidiary.	31

Article IX.	Termination, Waiver and Amendment	32

9.1	Termination.	32
9.2	Manner of Exercise.	33
9.3	Effect of Termination.	33

Article X.	Investigation; No Other Representations and Warranties; No Affiliate Liability	33

10.1	Investigation and Agreement by Purchaser and Merger Subsidiary; No Other Representations or Warranties.	33
10.2	No Affiliate Liability.	34

Article XI.	Title and Environmental Matters	35

11.1	Stockholder Representative; Title Examination and Access.	35
11.2	Notice of Title Defects.	36
11.3	Claims for Breach of Surviving Representations.	37
11.4	Casualty or Condemnation Loss.	37
11.5	Limitations on Applicability Surviving Representations.	38
11.6	Environmental Assessment.	38
11.7	Notice of Violations of Environmental Laws.	38
11.8	Remedies for Violations of Environmental Laws.	38
11.9	Dispute respecting Defects and Defect Amounts.	39
11.10	Limitations on Article XI Adjustments.	40
11.11	Defect Claims of Purchaser Made Prior the Closing Date	41
11.12	Procedure for Claims Against Escrow Amount	42

Article XII.	General Provisions	43

12.1	Survival of Representations and Warranties; Waiver of Rights.	43
12.2	Scope of Representations; Disclaimer.	43
12.3	Confidentiality.	44
12.4	Further Assurances.	44

12.5	Binding Effect; Third Party Beneficiaries.	44
12.6	Notices.	45
12.7	Expenses.	45
12.8	Entire Agreement.	45
12.9	Amendments; Waivers.	46
12.10	Counterparts.	46
12.11	Specific Performance.	46
12.12	GOVERNING LAW.	46
12.13	Disclosure Schedule.	46
12.14	Assistance with Financials.	46
12.15	Waiver of Conflict.	47

INDEX TO ANNEXES, EXHIBITS AND SCHEDULES

Annex A	Definitions
Annex B	Knowledge of the Company

Exhibit A	Major Properties
Exhibit B	Miscellaneous Interests
Exhibit C	Letter of Transmittal
Exhibit D	Option Cancellation and Surrender Agreement

Schedule 6.6(A)	Ranches South Leases and Partnership ORRI
Schedule 6.6(B)	Units Excluded from Partnership ORRI

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of April 13, 2006, by and among LATIGO PETROLEUM, INC., a Delaware corporation (the “Company”), POGO PRODUCING COMPANY, a Delaware corporation (“Purchaser”), and POGO MERGER SUB 1, INC., a Delaware corporation (“Merger Subsidiary”).

RECITALS

WHEREAS, the Purchaser and the Company believe that the acquisition of the Company by the Purchaser and the merger of Merger Subsidiary with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (“DGCL”), in the manner provided by, and subject to the terms and conditions of, this Agreement, is desirable and in the best interest of their respective stockholders; and

WHEREAS, the Boards of Directors of the Company, Purchaser and Merger Subsidiary have each approved and adopted this Agreement, the Merger (as hereinafter defined) and the other transactions contemplated hereby and declared the advisability of this Agreement (and, in the case of the Company, recommended that this Agreement be adopted by its Stockholders and, in the case of Merger Subsidiary, recommended that this Agreement be adopted by Purchaser, as sole stockholder of Merger Subsidiary).

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the parties hereby agree as follows:

Article I.
Definitions and Construction

1.1           Definitions.  Certain capitalized and other terms used in this Agreement are defined in Annex A hereto and are used herein with the meanings ascribed to them therein.

1.2           Rules of Construction.  Unless the context otherwise requires, as used in this Agreement (a) a term has the meaning ascribed to it; (b) an accounting term not otherwise defined has the meaning ascribed to it in accordance with GAAP; (c) “or” is not exclusive; (d) “including” means “including, without limitation;” (e) words in the singular include the plural; (f) words in the plural include the singular; (g) words applicable to one gender shall be construed to apply to each gender; (h) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement; and (i) the terms “Article” or “Section” shall refer to the specified Article or Section of this Agreement.

Article II.
The Merger

2.1           The Merger.  At the Effective Time, Merger Subsidiary shall be merged with and into the Company in accordance with the terms of, and subject to the conditions set forth in, this Agreement and the DGCL. At the Effective Time, the Company shall continue as the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and the separate corporate existence of Merger Subsidiary shall cease.

2.2           Effective Time.  Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable after the satisfaction or waiver of the conditions set forth in Article VIII, the Company, Purchaser and Merger Subsidiary shall cause a Certificate of Merger meeting the requirements of Section 251 of the DGCL (the “Certificate of Merger”) to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL or, subject to Applicable Law, at such subsequent date and time as the Company and Purchaser shall agree and specify in the Certificate of Merger (the “Effective Time”).

2.3           Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Subsidiary shall vest in the Surviving Corporation, and all debts, Liabilities, obligations and duties of the Company and Merger Subsidiary shall become the debts, Liabilities, obligations and duties of the Surviving Corporation.

2.4           Certificate of Incorporation and Bylaws.  The certificate of incorporation and bylaws of the Company in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation as of the Effective Time, until duly amended in accordance with applicable Laws.

2.5           Directors and Officers.  The directors and officers of Merger Subsidiary immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation as of the Effective Time.

2.6           Conversion of Outstanding Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of any party or Stockholder:

(a)           Each share of common stock, par value $0.001 per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation, so that, after the Effective Time, Purchaser shall be the holder of all of the issued and outstanding shares of the Surviving Corporation’s common stock.

(b)           Each Outstanding Common Share (i) shall be converted into the right to receive the Common Stock Per Share Merger Consideration, payable (in accordance with Section 2.11 and Section 2.12) in cash to the holder thereof, without interest thereon, and to receive, if applicable, the Additional Per Share Merger Consideration in accordance with Section 11.12, and (ii) shall otherwise cease to be outstanding, shall be canceled and cease to exist; provided, however, that Dissenting Shares shall not be so converted or represent the right to receive the foregoing consideration, but the holders of such Dissenting Shares shall only be entitled to such rights as are set forth in Section 2.8.

(c)           Each share of Company Common Stock held in the treasury of the Company immediately prior to the Effective Time, if any, shall be canceled without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(d)           Each share of Preferred Stock outstanding immediately prior to the Effective Time (each, an “Outstanding Preferred Share” and collectively, the “Outstanding Preferred Shares”) (i) shall be converted into the right to receive the Preferred Stock Per Share Total Merger Consideration and, if applicable, the Additional Per Share Merger Consideration for such share, payable (in accordance with Section 2.11, Section 2.12 and Section 11.12) in cash to the holder thereof, without interest thereon, and (ii) shall otherwise cease to be outstanding, shall be canceled and cease to exist; provided, however, that any Dissenting Shares shall not be so converted or represent the right to receive the foregoing consideration, but the holders of such Dissenting Shares shall only be entitled to such rights as are set forth in Section 2.8.

2.7           Treatment of Options.  At the Effective Time, by virtue of the Merger, without any action on the part of any party and notwithstanding anything to the contrary in the Company’s 2002 Stock Incentive Plan or in any stock option agreement, (a) each Outstanding In-the-Money Option Share shall be converted into the right to receive (i) an amount equal to the product of (A) the number of Outstanding In-the-Money Option Shares previously issuable immediately prior to the Effective Time pursuant to such Option, multiplied by (B) the excess of (I) the Common Stock Per Share Merger Consideration over (II) the exercise price per share of Common Stock previously issuable pursuant to such Option (with respect to each Outstanding In-the-Money Option Share, the “Initial Option Consideration”), payable (in accordance with Section 2.11 and Section 2.12) in cash to the holder thereof and (ii) an amount equal to the product of (A) the number of Outstanding In-the-Money Option Shares previously issuable immediately prior to the Effective Time pursuant to such Option multiplied by (B) if applicable, the Additional Per Share Merger Consideration (with respect to each Outstanding In-the-Money Option Share, the “Additional Option Consideration” and together with the Initial Option Consideration, the “Option Consideration”) , payable in accordance with Section 11.12, and (b) with respect to each such Option (or portion thereof) that does not constitute an Outstanding In-the-Money Option Share, such Option (or portion thereof) shall be cancelled by the Company and terminated in full without consideration immediately prior to the Effective Time. Promptly after the execution of this Agreement and concurrent with the delivery of the Option Surrender Agreement pursuant to Section 2.12, the Company shall give notice in writing to each holder of a vested Option (each an “Optionholder” and collectively, the “Optionholders”) outstanding immediately prior to the Effective Time of, and shall take such actions, including amending the Company’s 2002 Stock Incentive Plan and stock option agreements, as may be required to facilitate the foregoing.

2.8           Dissenters’ Rights.

(a)           Promptly following the approval of this Agreement by the Stockholders, the Company shall provide each record holder of Outstanding Shares, who shall not have voted in favor of the Merger or consented thereto in writing, with notice of such holder’s appraisal rights pursuant to Section 262 of the DGCL. The Company shall give Purchaser prompt notice of any demands for appraisal pursuant to Section 262 of the DGCL received by the Company from any Stockholders, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in connection therewith and the opportunity to participate in and direct all negotiations with respect to any such demand for appraisal. No later than ten (10) days following the date on which the Effective Time occurs, Purchaser and the Surviving Corporation shall provide notice of the Effective Time to each Stockholder who has neither voted in favor of the Merger nor consented thereto in writing and has not withdrawn or lost the right to the appraisal pursuant to Section 262 of the DGCL. The Company shall not, except with the prior written consent of the Purchaser, make any payment or agree to make any payment with respect to any demand for appraisal or agree to settle any such demands.

(b)           Notwithstanding any provision of this Agreement to the contrary, no Outstanding Shares that are held immediately prior to the Effective Time by holders who have neither voted in favor of the Merger nor consented thereto in writing and who have demanded and perfected the right, if any, for appraisal of such Outstanding Shares in accordance with the provisions of Section 262 of the DGCL and have not withdrawn or lost such right to appraisal (collectively, the “Dissenting Shares”) shall be converted into or represent a right to receive the Common Stock Per Share Merger Consideration or Preferred Stock Per Share Total Merger Consideration, as applicable, or any other consideration pursuant to Section 2.11, Section 2.12 or Section 11.12, but the holder of such Dissenting Shares shall only be entitled to such appraisal rights as are granted by the DGCL. If a holder of Outstanding Shares who demands appraisal of such Outstanding Shares under the DGCL shall thereafter effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal with respect to such Outstanding Shares, then, as of the occurrence of such withdrawal or loss, each such Outstanding Share shall be deemed to have been converted into and represent only the right to receive, in accordance with Section 2.6, Section 2.11, Section 2.12 and (if applicable) Section 11.12, the Common Stock Per Share Merger Consideration in the case of Outstanding Common Shares or the Preferred Stock Per Share Total Merger Consideration in the case of Outstanding Preferred Shares, in each case, without interest thereon, except as otherwise provided in Section 11.12.

2.9           Closing of Transfer Books.  From and after the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Common Stock or

Preferred Stock shall thereafter be made. From and after the Effective Time, the holders of Stock Certificates evidencing ownership of Outstanding Shares immediately prior to the Effective Time shall cease to have any rights with respect to such Outstanding Shares, except as otherwise provided for in this Agreement or by Applicable Law. All cash paid pursuant to Article II upon surrender or exchange of Stock Certificates representing Outstanding Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Outstanding Shares with respect to the Merger, except as otherwise provided by this Agreement or applicable Laws.

2.10         Merger Consideration.  The total Merger consideration, subject to adjustment in accordance with the terms of this Agreement, paid by Purchaser in connection with the Merger is $750,000,000 (the “Total Merger Consideration”). The Total Merger Consideration shall be reduced by the aggregate sum of (a) the amount of the Company Transaction Costs as determined pursuant to Section 6.8, (b) $37,612,081, representing the mark-to-market value associated with the Hedging Agreements as of March 31, 2006, (c) the sum of $210,000,000, representing the total of the Bank Debt as of April 4, 2006, (d) reductions under Article XI below agreed to by the parties as of Closing, to the extent the same exceed the Deductible, and (e) the Escrow Amount (the Total Merger Consideration reduced by the sum of (a) through (e), the “Adjusted Total Merger Consideration”). At Closing, Purchaser shall pay the unpaid Company Transaction Costs, by wire transfer of immediately available funds, to such account or accounts as are designated by the Company in accordance with Section 6.8.

2.11         Closing Payments.  Contemporaneously with the filing of the Certificate of Merger, Purchaser shall pay or cause to be paid the following amounts by wire transfers of immediately available funds, which payments shall not, in the aggregate, exceed the Adjusted Total Merger Consideration:

(a)           to each Preferred Stockholder holding a Stock Certificate that immediately prior to the Effective Time represented Outstanding Preferred Shares and who has delivered to the Purchaser a completed and duly executed Letter of Transmittal and such Stock Certificate prior to the Closing, an amount equal to the product of (i) the number of Outstanding Preferred Shares previously represented by such Stock Certificate, multiplied by (ii) the Preferred Stock Per Share Total Merger Consideration for each such share;

(b)           to each Common Stockholder holding a Stock Certificate that immediately prior to the Effective Time represented Outstanding Common Shares and who has delivered to the Purchaser a completed and duly executed Letter of Transmittal and such Stock Certificate prior to the Closing, an amount equal to the product of (i) the number of Outstanding Common Shares previously represented by such Stock Certificate, multiplied by (ii) the Common Stock Per Share Merger Consideration; and

(c)           to each Optionholder who has delivered to the Purchaser a completed and duly executed Option Surrender Agreement prior to the Closing, an amount equal to the aggregate Option Consideration for the Outstanding In-the-Money Option Shares surrendered pursuant to the Option Surrender Agreement.

Not later than three (3) Business Days prior to Closing, the Company shall provide a detailed schedule (inclusive of wire instructions) as to all payments required at Closing under this Section 2.11. In addition to the Common Stock Per Share Merger Consideration and the Preferred Stock Per Share Merger Consideration payable under this Section 2.11, the holders of the Shares and Options may become entitled to Additional Per Share Merger Consideration in accordance with Section 11.12. Any such Additional Per Share Merger Consideration shall be paid by the Escrow Agent to holders of the Shares and Options entitled thereto in accordance with Section 11.12 and the Escrow Agreement.

2.12         Payment Related Provisions.

(a)           Promptly after the execution of this Agreement, the Company shall deliver:

(i)            to each record holder of Company Common Stock or Preferred Stock (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Stock Certificates shall pass, only upon delivery of the Stock Certificates to Purchaser, and which letter shall be in the form attached as Exhibit C for Company Common Stock or for Preferred Stock hereto (collectively, the “Letter of Transmittal”) and (B) instructions for effecting the surrender of such Stock Certificates in exchange for the consideration such Stockholder has the right to receive pursuant to Section 2.6 and Section 2.11, as applicable; and

(ii)           to each Optionholder (A) an irrevocable option cancellation agreement in the form attached as Exhibit D hereto covering the Options held by such Optionholder (the “Option Surrender Agreement”) and (B) instructions for effecting the surrender of such Options in exchange for the consideration such Optionholder has the right to receive pursuant to Section 2.7 and Section 2.11.

(b)           Each Common Stockholder and Preferred Stockholder who delivers a completed and duly executed Letter of Transmittal and a Stock Certificate for cancellation to Purchaser after the Closing shall be entitled to receive from Purchaser in exchange therefor (i) the Common Stock Per Share Merger Consideration and/or the Preferred Stock Per Share Total Merger Consideration such Stockholder has the right to receive pursuant to Section 2.6, Section 2.11 and Section 11.12, as applicable, directly from Purchaser promptly after such delivery is made without interest thereon, except as otherwise provided in Section 11.12. Each Optionholder who delivers to Purchaser a duly executed Option Surrender Agreement after Closing shall be entitled to receive in exchange therefor the Option Consideration such Optionholder has the right to receive pursuant to Section 2.7, Section 2.11 and Section 11.12, as applicable, directly from Purchaser promptly after such delivery without interest thereon except as otherwise provided in Section 11.12.

(c)           The Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Stockholder or Optionholder pursuant to this Article II any amounts as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder or any provision of federal, state, local or foreign Tax law. If the Surviving Corporation so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Stockholders or Optionholders in respect of which the Surviving Corporation made such deduction or withholding. No interest shall accrue or be paid on the cash payable upon the delivery of Stock Certificates or Option Surrender Agreements.

(d)           If any Stock Certificate shall have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed and (ii) if reasonably required by Purchaser, the posting by such Person of a bond in such reasonable amount as Purchaser may direct as indemnity against any claim that may be made against Purchaser or the Surviving Corporation with respect to such Stock Certificate or the Purchaser, as applicable, will issue in exchange for such lost, stolen or destroyed Stock Certificate the consideration otherwise payable pursuant to this Article II.

2.13         Escrowed Funds.

(a)           At the Closing, the sum of $35,000,000, less Article XI adjustments made at Closing pursuant to Sections 2.10(d) and 11.12 (the “Escrow Amount”) will be deducted from the Total Merger Consideration and deposited by Purchaser in escrow with the Escrow Agent in accordance with the terms of the Escrow Agreement. The Escrow Amount, together with any investment income earned thereon, shall be referred to herein as the “Escrowed Funds.” The Escrowed Funds shall be retained by the Escrow Agent and thereafter be disbursed in accordance with Section 11.12 and the Escrow Agreement. In the event of any conflict or inconsistency between the terms of the Escrow Agreement and this Agreement, the terms of the Escrow Agreement shall control. Purchaser shall be responsible for and pay any and all fees and expenses associated with the Escrow Agent or the Escrowed Funds.

(b)           Until disposed of in accordance with the terms of this Agreement and the Escrow Agreement, the Escrowed Funds shall be held and invested by the Escrow Agent in (i) marketable obligations issued or unconditionally guaranteed by the United States of America or an instrumentality or agent thereof and entitled to the full faith and credit of the United States of America, or (ii) demand deposit accounts or time deposit certificates issued by the Escrow Agent, but in no event in the aggregate outstanding at any time in excess of the amount insured by the Federal Deposit Insurance Corporation. Interest earned on the Escrowed Funds shall become part of and be included in the Escrowed Funds.

2.14         Escrow Agreement.  Upon execution of this Agreement, the Company and the Purchaser covenant and agree to utilize their respective best efforts to agree upon the Escrow Agent and Escrow Agreement. JPMorgan Chase Bank, N.A., shall be the Escrow Agent, unless the Purchaser or the Company determines, in good faith, that such institution’s Escrow Agreement does not contain commercially reasonable terms and provisions. In such case, the Purchaser and the Company shall proceed in good faith to promptly choose an Escrow Agent other than JPMorgan Chase Bank, N.A. and to negotiate and agree upon the Escrow Agreement. Each Party agrees that it will not fail or refuse to close the transaction contemplated in this Agreement pursuant to Section 8.1(d) so long as the Escrow Agreement contains terms and provisions that are usual and customary in transactions of the type contemplated in this Agreement.

Article III.
Closing

3.1           Time and Place of Closing.  Subject to fulfillment or waiver of all the conditions specified in Article VIII, the closing of the Merger (the “Closing”) shall take place at the offices of Pray, Walker, Jackman, Williamson & Marlar, Tulsa, Oklahoma, 100 West 5th Street, Suite 900, commencing at 10:00 a.m. local time on the later of April 28, 2006, or the fifth (5th) Business Day following the satisfaction of the condition set forth in Section 8.1(a), or as soon as possible thereafter if all the conditions specified in Article VIII have not been fulfilled or waived as of such date unless the Parties mutually agree in writing to a different date. The date upon which Closing occurs shall be referred to herein as the “Closing Date”.

3.2           Obligations of the Company At or Prior to the Closing.  At or prior to Closing, the Company shall deliver to Purchaser the following:

(a)           A copy of the certificate of incorporation of the Company certified as of a date within ten days of the Closing Date by the Secretary of State of Delaware and certified by the corporate secretary as to the absence of any amendments between the date of certification by the Secretary of State and the Closing Date;

(b)           A certificate from the appropriate governmental officials of the state of incorporation as to the existence and if applicable, good standing of the Company and each of its Subsidiaries;

(c)           A certificate of the corporate secretary of the Company attaching thereto a true and correct copy of the bylaws of the Company;

(d)           A certificate of the corporate secretary of the Company attaching copies of the resolutions of the board of directors and the Stockholders of the Company approving the Merger Agreement and the Merger;

(e)           The Certificate of Merger duly executed on behalf of the Company;

(f)            The certificate of the Company referred to in Section 8.3(d);

(g)           The Escrow Agreement duly executed on behalf of the Company;

(h)           A certificate of the corporate secretary of the Company that certifies that the Company has no further obligations under the Company’s 2002 Stock

Incentive Plan other than the payment of amounts to holders of Options as contemplated by this Agreement and that the Company has no further monetary obligations under the Employment Agreements;

(i)            Such other documents as are required to be delivered by the Company pursuant to this Agreement; and

(j)            Not later than three (3) Business Days prior to Closing, payoff letters that commit to cancel the Bank Debt and release any and all liens against Company assets upon receipt at Closing of a sum certain.

3.3           Obligations of Purchaser at or Prior to the Closing.  At or prior to the Closing, Purchaser shall deliver to the Company the following:

(a)           A certificate from the appropriate governmental officials of the State of Delaware as to the existence and good standing of Purchaser as of a date within ten days of the Closing Date;

(b)           A certificate from the appropriate governmental officials of the State of Delaware as to the existence and good standing of Merger Subsidiary as of the date within ten days of the Closing Date;

(c)           A certificate of the corporate secretary of Merger Subsidiary attaching copies of corporate resolutions duly adopted by the board of directors and sole stockholder of Merger Subsidiary authorizing this Agreement and the consummation of the transactions contemplated hereby;

(d)           The Certificate of Merger duly executed on behalf of Merger Subsidiary;

(e)           The certificate of Purchaser referred to in Section 8.2(c);

(f)            The Escrow Agreement, duly executed on behalf of Purchaser and Merger Subsidiary; and

(g)           Such other documents as are required to be delivered by Purchaser pursuant to this Agreement.

Article IV.
Representations and Warranties of the Company

The Company hereby represents and warrants to the Purchaser and Merger Subsidiary that, except as disclosed in the applicable section of the Disclosure Schedule:

4.1           Organization and Authority.

(a)           Each of the Company and its Subsidiaries is duly organized and validly existing as a corporation, limited liability company or limited partnership, as the case may be, and (other than any Texas limited partnership) in good standing under the laws of its jurisdiction of formation. Each of the Company and its Subsidiaries has the requisite power and authority to carry on its business as now being conducted and to own, lease and operate its property and assets, and each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in every jurisdiction in which the failure to be so qualified and licensed would reasonably be expected to have a Material Adverse Effect. Section 4.1 of the Disclosure Schedule sets forth the name and state of incorporation of the Company, the state of incorporation or formation of each of its Subsidiaries and each state in which each of them is qualified or licensed to do business.

(b)           Subject to obtaining the requisite approval of the Stockholders, the Company has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated herein have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to obtaining the requisite approval of the Stockholders. The Board of Directors of the Company has adopted a resolution declaring the advisability of, and recommending that the Stockholders adopt, this Agreement. The only Stockholder approval required to approve and adopt this Agreement and the transactions contemplated hereby is the approval by (i) holders of Preferred Stock, voting separately as a single class, who collectively own of record at least a majority of the outstanding shares of Preferred Stock, (ii) holders of Common Stock, voting separately as a single class, who collectively own of record at least a majority of the outstanding shares of Common Stock, and (iii) holders of Common Stock and holders of Preferred Stock, voting together as a single class (with each share of Common Stock entitled to one vote and each share of Series A Preferred Stock entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock), who collectively own of record a majority of the outstanding shares of Common Stock and Preferred Stock. Except for the filing of the Certificate of Merger and the approval of this Agreement by the Stockholders, no other corporate proceedings on the part of the Company or the Stockholders are necessary to authorize this Agreement, perform its obligations hereunder or for the Company to consummate the transactions contemplated herein. Assuming that the requisite Stockholders’ approval is obtained, this Agreement has been duly and validly executed and delivered by the Company and, assuming that this Agreement constitutes the valid and binding agreement of the other parties hereto, constitutes the valid and binding obligations of the Company, enforceable against the Company in accordance with its terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity.

4.2           Capitalization.

(a)           The authorized, issued and outstanding capital stock of the Company and each of its Subsidiaries as of the date hereof is as set forth in Section 4.2 of the Disclosure Schedule. All of the issued shares of the Company and each of its Subsidiaries are validly issued, fully paid and nonassessable and none of such shares have been issued in violation of the preemptive rights of any Person.

(b)           Except as set forth in Section 0 of the Disclosure Schedule, there are no (i) shares of capital stock or other securities bearing voting or other equity rights, whether contingent or not, of the Company or any of its Subsidiaries outstanding; (ii) outstanding subscriptions, puts, options, warrants or other rights (including preemptive rights), contractual or otherwise, to purchase or acquire any capital stock from the Company or any of its Subsidiaries, or, (iii) contracts, commitments, understandings, arrangements or restrictions by which the Company or any of its Subsidiaries is or may become bound to issue any additional equity interests or any options or rights with respect thereto, or any securities convertible into any equity interests.

(c)           As of the date hereof, the issued and outstanding stock of the Company is owned of record, and to the Knowledge of the Company, beneficially, as described in Section 4.2 of the Disclosure Schedule, free and clear of all Encumbrances. The Company owns all of the issued and outstanding stock (or other ownership interests) of each of its Subsidiaries, directly or indirectly, free and clear of all Encumbrances. Except for its Subsidiaries, neither the Company nor any of its Subsidiaries own or hold any equity interest in any entity or business or any option to acquire any such interest.

4.3           No Violation.   Assuming compliance with the requirements of the HSR Act, none of the execution, delivery or performance of this Agreement does or will, after the giving of notice, lapse of time or otherwise, (i) result in any violation of or be in conflict with or constitute a default under any term or provision of the certificate of incorporation or bylaws of the Company or the operating agreement or partnership agreement of any of its Subsidiaries, as applicable; (ii) result in any violation of any term or provision of any judgment, decree, order, statute, injunction, rule or regulation applicable to the Company or any of its Subsidiaries or of any note, bond, mortgage, indenture, lease, license, franchise, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is bound; (iii) result in the creation of any Encumbrance upon Shares or any of the properties or assets of the Company or any of its Subsidiaries pursuant to any such term or provision; or (iv) constitute a default under, terminate, accelerate, amend or modify, or give any party the right to terminate, accelerate, or refuse to perform or comply with, any contract or agreement to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their rights, properties or assets may be subject or bound, except, in the case of clauses (ii), (iii) or (iv), for such violations, conflicts, Encumbrances, defaults or other events which would not reasonably be expected to have a Material Adverse Effect.

4.4           Consents and Approvals.   No consent, waiver, approval or authorization of, or declaration, designation, filing, registration or qualification with, any Governmental Authorities, or any third party, is required to be made or obtained by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement except (i) those that have already been obtained, (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware, (iii) the filings by required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) any filings with or approvals from authorities required solely by virtue of the jurisdictions in which the Company or its Subsidiaries conduct any business or own any assets, or (v) those the failure to obtain or make would not reasonably be expected to have a Material Adverse Effect.

4.5           Violation of Laws, Permits, etc.   Neither the Company nor any of its Subsidiaries is in violation of (i) applicable Laws or Permits (other than Environmental Laws and Permits under Environmental Laws as to which the Company’s exclusive representations and warranties are made in Section 4.10); or (ii) any term, condition or provision of any agreement, note, bond, mortgage, contract, franchise or license to which it or the Subsidiaries are a party or any of its or the Subsidiaries’ assets are bound, other than in the cases of clauses (i) and (ii) of this Section, such violations which would not reasonably be expected to have a Material Adverse Effect.

4.6           Financial Statements.   The Financial Statements fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates thereof and the consolidated results of their operations for the respective periods ended on such dates, all in conformity with GAAP consistently applied, except as otherwise indicated.

4.7           No Undisclosed Liabilities.   To the Company’s Knowledge and as of the date of this Agreement, neither the Company nor any of its Subsidiaries have any liabilities, whether direct, indirect, absolute or contingent, that would be required to be presented  in a balance sheet prepared in conformity with GAAP as of the date hereof, except (a) liabilities that are fully reflected on or reserved against on the latest balance sheet included in the Financial Statements, (b) liabilities incurred in the ordinary course of business since the date of the latest balance sheet included in the Financial Statements that are consistent with past practice, or (c) for liabilities which would not reasonably be expected to have a Material Adverse Effect.

4.8           Absence of Certain Changes.   To the Company’s Knowledge and for periods since the date of the latest balance sheet included in the Financial Statements through the date of this Agreement, neither the Company nor any of its Subsidiaries has:

(a)           Suffered any Material Adverse Effect;

(b)           Adopted or made any material change in any pension, retirement, profit sharing or other employee benefit plan or arrangement;

(c)           Borrowed or agreed to borrow any money or incurred, assumed or become subject to, whether directly or by way of guarantee or otherwise, any other obligation or liability for borrowed money, whether absolute, contingent, known, unknown, or otherwise;

(d)           Except as contemplated in Section 6.6, (i) issued, purchased or redeemed any of its capital securities or any option, warrant or right to purchase any of the same; (ii) authorized, declared or paid stock dividends; or (iii) authorized, declared or made any dividends, distributions of earnings or capital on, or splits or any other reclassification of its equity securities;

(e)           Mortgaged, pledged or subjected to any material Encumbrance any material portion of its assets, tangible or intangible other than Permitted Encumbrances;

(f)            Acquired or disposed of, or entered into any agreement to acquire or dispose of, any material assets or properties, other than in the ordinary course of business or as described in Section 6.6;

(g)           Increased in any material respect the salaries, compensation, pension or other benefits payable to its officers and directors;

(h)           Forgiven or cancelled any material debts or claims or waived any material rights against any Person;

(i)            Entered into, terminated or received notice of the termination of any commitment, contract, agreement or transaction that is material to the Company and its Subsidiaries, taken as a whole; or

(j)            Agreed, either in writing or otherwise, to take any action described in this Section 4.8.

4.9           Title to Property; Encumbrances.

(a)           The Company or its Subsidiaries have Defensible Title to the Major Properties.

(b)           The Company or its Subsidiaries have Defensible Title to the Miscellaneous Interests except to the extent the failure to have such Defensible Title would not reasonably be expected to have a Material Adverse Effect.

(c)           The Company or its Subsidiaries have Defensible Title to all properties and assets, real, personal and mixed, tangible and intangible (other than Major Properties and the Miscellaneous Interests), reflected as owned on the latest balance sheet included in the Financial Statements or acquired after the date of such balance sheet, except for properties and assets disposed of since the date of such balance sheet in the ordinary course of business and except for matters that would not reasonably be expected to have a Material Adverse Effect.

(d)           The properties and assets described in (a) and (b) above are free and clear of any and all Encumbrances, except the Permitted Encumbrances. The properties and assets described in (c) above are free and clear of any and all Encumbrances except for Encumbrances which would not reasonably be expected to have a Material Adverse Effect.

4.10         Environmental Matters.

(a)           The Company and its Subsidiaries and the operation of the business are not in violation of any applicable Environmental Law other than such violations that would not reasonably be expected to have a Material Adverse Effect.

(b)           The Company and its Subsidiaries (i) are not subject to any consent decree, compliance order, or administrative order issued pursuant to applicable Environmental Laws, and (ii) have not received written notice request for information, notice of violation, demand letter, administrative inquiry, complaint or claim from any Governmental Authorities pursuant to any Environmental Law, other than the foregoing that would not reasonably be expected to have a Material Adverse Effect.

(c)           The Company and its Subsidiaries have not released Hazardous Substances into the environment in connection with the operation of the business except for such releases that would not reasonably be expected to have a Material Adverse Effect.

4.11         Royalties.   To the Company’s Knowledge (i) all payments (including royalties, delay rentals, shut-in royalties, payments due under unit or operating agreements but excluding royalties or other payments on production held in suspense by the Company or its Subsidiaries for a justifiable purpose) due under the Leases included in the Major Properties have been made, and (ii) no notices have been received by the Company or its Subsidiaries of any claim to the contrary.

4.12         Current Commitments; Imbalances.   To the Knowledge of the Company:

(a)           Except as set forth in Section 4.12(a) of the Disclosure Schedule, there are no outstanding authority for expenditures (“AFEs”) (i) covering operations conducted or to be conducted by third parties, or (ii) covering work in progress or work not yet started by the Company, respecting which the Company anticipates that expenditures will be made prior to May 15, 2006.

(b)           As of the date of this Agreement, there are no material gas imbalances, individually or in the aggregate, between the Company or its Subsidiaries and any third party working interest owners with respect to any of the Major Properties. Notwithstanding anything to the contrary in the preceding sentence or this Agreement, due to the difficulty in ascertaining imbalances without the agreement of all other parties involved, the Company makes no representation or warranty with respect to (a) the accuracy of the volumes of the imbalances set forth on the Disclosure Schedule other than that such volumes have been calculated in a manner consistent with the past practices of the Company and its Subsidiaries or (b) any pipeline gas imbalances between the Company or its Subsidiaries and any third party pipeline.

4.13         Sales and Transportation Agreements.   With respect to the oil or gas product purchase and sale contracts and gas processing, gathering or transportation agreements included in the Interests (the “Gas Contracts”):

(a)           The Company is not obligated by virtue of any prepayment arrangement under any of the Gas Contracts and containing a “take or pay” or similar provision or a production payment or any other arrangement to deliver Hydrocarbons produced from the Interests at some future time without then or thereafter receiving full payment therefor;

(b)           All material payments for gas sold pursuant to each of the Gas Contracts are current (subject to adjustment in accordance with the Gas Contracts) and in accordance with the prices set forth in the Gas Contracts; and

(c)           No purchaser under any of the Gas Contracts has communicated to the Company (or to the Knowledge of the Company the operator of the subject Interests) its intent to cancel, terminate or renegotiate any of the Gas Contracts or otherwise to fail or refuse to take or pay for gas in the quantities and at the price set out in any of the Gas Contracts whether such failure or refusal was pursuant to any force majeure, market-out or any similar provision contained in any of the Gas Contracts or agreement or otherwise.

4.14         Tax Partnerships.   The Company or its Subsidiaries have not filed any federal or state income tax returns identifying the Interests as held by any tax partnership.

4.15         No Funds in Suspense.   To the Knowledge of the Company, all material proceeds from the sale of Hydrocarbons produced from the Major Properties are as of the date hereof being paid to the Company or its Subsidiaries and no portion of such proceeds is currently being held in suspense by any purchaser thereof or any other party by whom proceeds are paid.

4.16         Litigation.   There is no action, proceeding, investigation or inquiry pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or their assets or business, including any by or before any Governmental Authority, that would reasonably be expected to result in a Material Adverse Effect.

4.17         Tax Returns and Payments.   Except as would not reasonably be expected to result in a Material Adverse Effect:

(a)           (i) all Tax Returns which were required to be filed by or with respect to any of the Company and its Subsidiaries have been duly and timely filed, (ii) all items of income, gain, loss, deduction and credit or other items (“Tax Items”) required to be included in each such Tax Return have been so included, (iii) all Taxes shown on each such Tax Return have been timely paid in full, (iv) no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax, and (v) all Tax withholding and deposit requirements imposed on or with respect to any of the Company and its Subsidiaries have been satisfied in full in all respects.

(b)           None of the Company and its Subsidiaries has in force any waiver of any statute of limitations in respect of Taxes or any extension of time with respect to a Tax assessment or deficiency.

(c)           None of the Company and its Subsidiaries is a party to any Tax allocation or sharing agreement with other members of the Company Group (other than the Company and its Subsidiaries) that will survive the Closing.

(d)           To the Knowledge of the Company, there are no pending written proposed deficiencies or other written claims for unpaid Taxes of the Company or its Subsidiaries.

(e)           To the Knowledge of the Company, all of the producing wells which comprise a part of the Major Properties (the “Producing Wells”) have been included on the property Tax rolls of the Tax jurisdictions in which such Major Properties are located.

4.18         Insurance.   The Disclosure Schedule contains a true, correct, and complete description as of the date hereof of all policies of fire, casualty and extended coverage, public liability, products liability, worker’s compensation and other forms of insurance owned or held by the Company and its Subsidiaries.

4.19         Bank Accounts.   The Disclosure Schedule sets forth the names and locations of all bank institutions at which the Company and its Subsidiaries maintain accounts or lock boxes of any nature, the account or box number and the names of all Persons authorized to draw thereon or make withdrawals therefrom.

4.20         Contracts.

(a)           The Disclosure Schedule contains a complete and correct list as of the date hereof of all agreements, contracts and commitments of the following types (and all amendments thereto), written or oral, to which the Company or any of its Subsidiaries is a party or by which any of their properties is bound (excluding Leases and contracts or agreements creating or resulting in real property interests other than commercial office leases):

(i)                                     any note, agreement, mortgage, indenture, security agreement or other instrument relating to the borrowing of money or evidence of credit or the deferred purchase price of property, or the direct or indirect guarantee by such entities of any such indebtedness or deferred purchase price in excess of $100,000;

(ii)                                  any lease of property providing for payments under any such lease at an annual rate in excess of $100,000;

(iii)                               any partnership or joint venture agreement providing for any capital contribution or expenditure at an annual rate in excess of $1,000,000;

(iv)                              any material management, employment and consulting agreement or other contract for personal services that is not terminable by any of such entities on not more than one month’s notice without penalty;

(v)                                 any agreement providing for liability for severance pay, collective bargaining agreements, labor contracts, or labor or personnel policies;

(vi)                              any surety, performance and maintenance bond or letter of credit in excess of $100,000;

(vii)                           any agreement or commitment for capital expenditures in excess of $1,000,000, for any single project (it being represented and warranted that the liability for capital expenditures under all undisclosed agreements and commitments does not exceed $2,500,000 in the aggregate for all projects);

(viii)                        any plan, contract or arrangement providing for bonuses, pensions, deferred compensation, retirement plan payments, profit sharing, incentive pay, or for any other employee benefit plan;

(ix)                                any brokerage or finder’s agreement;

(x)                                   any agreement that (a) restricts the right of such entities to engage in any place in any line of business, other than in the ordinary course of business or (b) would restrict the right of the Surviving Corporation or any subsidiary of the Surviving Corporation to engage in any line of business after the Closing Date, other than in the ordinary course of business;

(xi)                                any contract, commitment or agreement that involves the disposition after December 31, 2005 of any assets of any of such entities not in the ordinary course of business;

(xii)                             other than as contemplated in Section 6.6, any contract, commitment or agreement between any of such entities and any Stockholder which will require payments over the remaining term of such contract, commitment or agreement (without regard to any extensions of such term at the option of the Company or its Subsidiaries) in excess of $1,000,000 (other than those that will be terminated on or prior to Closing);

(xiii)                          any Oil and Gas Contract which requires any of the Company or its Subsidiaries to expend more than $1,000,000 in any calendar year;

(xiv)                         any other agreement, contract or commitment that would require payment by the Company or its Subsidiaries of more than $1,000,000 during the remaining term of such agreement, contract or commitment (without regard to any extensions of such term at the option of the Company or its Subsidiaries); and

(xv)                            any Hedging Agreement.

(b)           Upon request, the Company will make available to Purchaser complete and correct copies of all written agreements, contracts and commitments, together with all amendments thereto, described in subparagraph (a). To the Knowledge of the Company, all parties to such agreements, contracts and commitments have performed all obligations required to be performed by them to date thereunder and are not in default thereunder other than such failures to perform and defaults as would not reasonably be expected to result in a Material Adverse Effect.

4.21         Employee Matters.

(a)           The Company will promptly make available to Purchaser (i) the names, job titles and current annual compensation rates of all directors, officers, employees, and independent contractors of the Company and its Subsidiaries as of the date of this Agreement; and (ii) copies of the Employment Agreements, which the Company represents constitute all employment agreements with any employee of the Company and its Subsidiaries as of the date of this Agreement. Except as provided in the Severance and Retention Policies, there are no bonuses or other amounts payable to any employee of the Company and its Subsidiaries upon termination of such employee’s employment, whether in connection with the consummation of the transaction contemplated by this Agreement or thereafter.

(b)           For all purposes of this Section, “Plan” means any employee benefit plan as defined in Section 3(3) of the ERISA which is maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is making or accruing an obligation to make contributions. The Disclosure Schedule provides a description of each Plan.

(c)           Each Plan is now, and has been from its inception, administered in compliance with the provisions of all applicable laws and regulations, including ERISA and the Code, insofar as such statutes are applicable to such Plan, except for such non-compliance that would not reasonably be expected to result in a Material Adverse Effect.

(d)           There are no actions, suits or claims pending (other than routine claims for benefits) with respect to any of the Plans or their assets that would reasonably be expected to result in a Material Adverse Effect.

(e)           No act, omission or transaction has occurred with respect to any of the Plans which would result in breach of fiduciary duty liability damages or prohibited transaction penalties or taxes that would reasonably be expected to result in a Material Adverse Effect.

(f)            No Plan provides retiree medical or retiree life insurance benefits to former employees of the Company.

(g)           To the Knowledge of the Company, the  Company and its Subsidiaries are in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding or social security taxes and similar taxes, other than the non-compliance with which would result in a Material Adverse Effect. The  Company and the Subsidiaries have not received any citations or complaints or other claims or notices relating to the workplace, employee working conditions, or other similar matters that would reasonably be expected to result in a Material Adverse Effect.

(h)           None of the Company or the Subsidiaries is a party to any labor or collective bargaining agreement respecting its employees. No labor organization or employee has made a pending demand for recognition, there are no representation proceedings pending with a labor relations tribunal, and there is no threatened organizing activity respecting the employees. There are no pending strikes, work stoppages, slow-downs, lockouts, or other labor disputes respecting the employees.

4.22         Brokers, Finders and Advisors.   The Company has employed Randall & Dewey, a division of Jefferies & Company, Inc., to provide transactional and financial advice to the Company in connection with the transaction contemplated hereby, the fees and expenses of which shall be Company Transaction Costs. Neither the Company nor any of the Stockholders has employed any other broker, finder or investment advisor on its behalf or incurred any liability for any brokerage or finder’s fees or commissions, in connection with the transaction contemplated hereby for which the Purchaser or Merger Subsidiary will have any liability.

4.23         Property Operation.   To the Company’s Knowledge:  (i) the Producing Wells operated by the Company have been drilled, completed, operated, developed and produced in material compliance with all applicable judgments, orders, laws, rules and regulations; and (ii) all necessary certificates, consents, permits, licenses and other governmental authorizations affecting the Major Properties have been obtained and are in force or the failure to obtain or to be in force would not constitute a Material Adverse Effect.

4.24         Take-or-Pay.   To the Company’s Knowledge, the Company is not obligated, under a take-or-pay or similar arrangement, or by virtue of an election to non-consent or  to not participate in a past or current operation on the Major Properties pursuant to the applicable operating agreements, to produce Hydrocarbons, or allow Hydrocarbons to be produced, without receiving full payment at the time of delivery in an amount that corresponds to the Net Revenue Interest in the Hydrocarbons described on Exhibit A.

4.25         Timely Payment.   To the Company’s Knowledge, the Company is timely receiving its share of proceeds from the sale of Hydrocarbons produced from the Producing Wells without suspense, counterclaim or set-off. To Company’s Knowledge, there has been no production of Hydrocarbons from the Producing Wells in excess of the allowable production established pursuant to applicable state or federal law or regulation that would result in a restriction on production from the Producing Wells subsequent to the Effective Time.

4.26         Outstanding Obligations.   To the Company’s Knowledge, there are no outstanding authorizations for expenditures or any written commitments or proposals to conduct operations on the Major Properties which are required to be approved by non-operators under the terms of the applicable operating agreement.

4.27         Condemnation.   To the Company’s Knowledge, there is no actual or threatened taking (whether permanent, temporary, whole, or partial) of any part of the Major Properties or the Miscellaneous Interests by reason of condemnation or the threat of condemnation.

4.28         Bankruptcy.   There are no bankruptcy, reorganization, or similar arrangement proceedings pending, being contemplated by the Company, or, to the Company’s Knowledge, threatened against Company.

4.29         Wells.   To the Company’s Knowledge, there are no unplugged, temporarily abandoned, or temporarily shut-in Wells situated on the Major Properties or the Miscellaneous Interests that would reasonably be expected to constitute a Material Adverse Effect.

4.30         Calls on Production.   To the Company’s Knowledge, there are no calls on production or other similar marketing restrictions affecting the Major Properties or the Miscellaneous Interests that would reasonably be expected to constitute a Material Adverse Effect.

4.31         Transactions With Affiliates.   Other than contracts which the Company may have with portfolio companies of either Warburg, Pincus & Co. or J.P. Morgan Partners which are not material to the Company, other than commercial banking arrangements with affiliates of J.P. Morgan Partners and other than the Partnership ORRI, there are no contracts or agreements between the Company or any of its Subsidiaries and any Affiliate of the Company: (i) the termination of which at or after the Closing would materially increase the cost of ownership of or materially reduce (below that existing on the Financial Statements) the economic benefit to the Company or the Subsidiaries of any of their respective assets; or (ii) that will survive the Closing. Except for the Partnership ORRI and as set forth in Section 4.31 of the Disclosure Schedule and except for transfers among the Company and its Subsidiaries, no transfers of assets to the Company from any Affiliate of the Company or its Subsidiaries have been made within the twelve (12) month period immediately preceding the date of this Agreement.

4.32         Indebtedness to and from Officers, Directors and Others.   Except for Preferred Stock and the obligations described in Section 4.32 of the  Disclosure Schedule, neither the Company nor its Subsidiaries is, to the Company’s Knowledge, indebted to any of its current or former owners, directors, officers, employees or agents, or their respective family members, heirs, legatees, beneficiaries or legal representatives, except for amounts due as normal salaries and reimbursement of normal expenses, all on current basis consistent with past practices. No present or former director, officer, employee or agent of the Company or the Subsidiaries is, to Company’s Knowledge, indebted to any of the Company or its Subsidiaries.

4.33         Accounts Receivable.   Except as set forth in Section 4.33 of the Disclosure Schedule, and subject to creditors’ rights described in clauses (i) and (ii) of the last sentence of Section 4.1, all accounts receivable reflected on the Financial Statements, and all accounts receivable which have arisen since the date of the Financial Statements (in each case, net of any reserves established), are, to the Company’s Knowledge: (i) valid and enforceable claims, and (ii) subject to no known defenses, setoffs or counterclaims.

4.34         Intellectual Property.   To the Knowledge of the Company, the activities, products and services of the Company or its Subsidiaries have not and do not infringe upon, misappropriate, dilute (in the case of trademarks), and/or otherwise violate, or constitute the unauthorized use of, the intellectual property of any other person in any manner that could reasonably be expected to constitute a Material Adverse Effect.

4.35         No Continuing Rights/Obligations.   Other than portfolio companies of either Warburg, Pincus & Co. or J.P. Morgan Partners which may own interests in certain Wells or units which are included in the Major Properties or the Miscellaneous Interests and other than the Partnership ORRI, from and after the Effective Time, except as specifically provided herein, no holder of any Common Stock or Preferred Stock or other ownership interest in the Company or any current or former director, officer, employee or agent of any of the Company or the Subsidiaries will, to the Company’s Knowledge, have any further or continuing interest in or with respect to the Major Properties or Miscellaneous Interests, any debt or equity security of any of the Company or the Subsidiaries or, except in connection with any employment of such Person by any of the Company or the Subsidiaries after the Effective Time, any subsequent business activity or enterprise of any of the Company or the Subsidiaries.

4.36         Preferential Rights. To the Knowledge of the Company, there are no preferential rights to purchase or similar rights in favor of third parties with respect to the Major Properties or Miscellaneous Interests that will become operative in connection with the consummation of the Merger.

4.37         Investment Company Act. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

4.38         PUHCA. The Company is not a “holding company” or a “subsidiary company” of a “holding company” or an “affiliate” of a “holding company” or of a “subsidiary company” of a “holding company” within the meaning of the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations promulgated thereunder.

4.39         Foreign Person. At Closing, to the Knowledge of the Company, no stockholder of the Company shall be a “foreign person” within the meaning of Section 1445 of the Code.

Article V.
Representations and Warranties of Purchaser and Merger Subsidiary

Purchaser and Merger Subsidiary hereby represent and warrant to the Company as follows:

5.1           Organization. Purchaser is duly organized, validly existing and in good standing under the laws of Delaware and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and each of Purchaser and Merger Subsidiary has all requisite corporate power and authority to carry on its business as now being conducted and is duly qualified to do business as a foreign corporation and is in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not materially impair the ability of Purchaser and Merger Subsidiary to consummate the transactions contemplated in this Agreement. Purchaser directly owns all of the issued and outstanding capital stock of Merger Subsidiary free and clear of all Encumbrances. A true, correct and complete copy of Purchaser’s certificate of incorporation and bylaws and the certificate of incorporation and bylaws of Merger Subsidiary, as in effect on the date of this Agreement, has been furnished to the Company or its representatives.

5.2           Authority.

(a)           Subject to obtaining the requisite approval of Purchaser, as sole stockholder of Merger Subsidiary (which will occur immediately after the execution and delivery of this Agreement), each of Purchaser and Merger Subsidiary has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated herein. Subject to obtaining the requisite approval of Purchaser, as sole stockholder of Merger Subsidiary (which will occur immediately after the execution and delivery of this Agreement), the execution, delivery and performance of this Agreement by each of Purchaser and Merger Subsidiary and the consummation of the transactions contemplated herein have been duly and validly authorized by all necessary corporate and stockholder action on the part of Purchaser and Merger Subsidiary. Except for filing the Certificate of Merger and obtaining the approval of this Agreement by Purchaser, as sole stockholder of Merger Subsidiary, no other proceedings on the part of Purchaser or Merger Subsidiary are necessary to authorize this Agreement, to perform Purchaser’s or Merger Subsidiary’s obligations hereunder or for Purchaser and Merger Subsidiary to consummate the transactions contemplated herein. This Agreement has been, or upon execution and delivery will be, duly and validly executed and delivered by each of Purchaser and Merger Subsidiary, as applicable, and, assuming that this Agreement constitutes the valid and binding agreement of the other parties thereto, constitute, or upon execution and delivery will constitute, the valid and binding obligations of Purchaser and Merger Subsidiary, enforceable against Purchaser and Merger Subsidiary in accordance with its terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(b)           Assuming compliance with the requirements of the HSR Act, none of the execution, delivery or performance of this Agreement does or will, after the giving of notice, lapse of time or otherwise, (i) result in any violation of or be in conflict with or constitute a default under any term or provision of the certificate of incorporation or bylaws of Purchaser or Merger Subsidiary, (ii) result in any violation of any term or provision of any judgment, decree, order, statute, injunction, rule or regulation applicable to Purchaser or Merger Subsidiary or of any material note, bond, mortgage, indenture, lease, license, franchise, agreement or other instrument or obligation to which Purchaser or Merger Subsidiary is bound; or (iii) result in the creation of any Encumbrance upon any of the properties or assets of Purchaser or Merger Subsidiary pursuant to any such term or provision; or (iv) constitute a default under, terminate, accelerate, amend or modify, or give any party the right to terminate, accelerate, or refuse to perform or comply with any material contract or agreement to which Purchaser or Merger Subsidiary is a party, or by which Purchaser or Merger Subsidiary or any of the rights, properties or assets of Purchaser or Merger Subsidiary may be subject or bound, except, in the case of clauses (ii), (iii) or (iv), for such violations, conflicts, Encumbrances, defaults or other events which would not reasonably be expected to prevent or delay the consummation of the Merger or to materially and adversely affect the business or financial condition of Purchaser.

5.3           Consents and Approvals. Except for consents already obtained and the filings of the Certificate of Merger with the Secretary of State of Delaware, no consent, waiver, approval or authorization of, or declaration, designation, filing, registration or qualification with, any Governmental Authorities, or any third party, is required to be made or obtained by Purchaser or Merger Subsidiary in connection with the execution, delivery and performance of this Agreement, except (i) those that have already been obtained, (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware, (iii) the filings by Purchaser and Merger Sub required by the HSR Act, and (iv) the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder.

5.4           Litigation. There are no actions, suits, proceedings or governmental investigations or inquiries pending, or to the Knowledge of Purchaser, threatened against Purchaser or Merger Subsidiary or any of their Affiliates or their respective properties, assets, operations or business seeking to prevent the consummation of the transactions contemplated hereby.

5.5           Investment Intent; Investment Experience. Purchaser is acquiring the Shares for its own account and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act. Purchaser acknowledges that it is able to fend for itself, can bear the economic risks involved in acquiring the equity interests of the Company and has such knowledge and experience in financial, business and oil and gas matters that it is capable of evaluating the merits and risks of the acquisition of the equity interests of the Company. Purchaser is an “accredited investor” as such term is defined in Regulation D under the Securities Act.

5.6           Brokers, Finders and Advisors. Neither Purchaser nor Merger Subsidiary has employed any broker, finder or investment advisor on its behalf or incurred any liability for any brokerage or finder’s fees or commissions, in connection with the transaction contemplated hereby for which the Company or any of the Stockholders will have any liability.

5.7           Financing. Purchaser has, and at the Closing will have, sufficient cash or sources of immediately available funds to enable it to pay, or cause to be paid, the Total Merger Consideration when required hereunder, and to repay or make satisfactory arrangements for the assumption of the Bank Debt in full.

Article VI.
Actions of the Company Prior to the Closing Date

6.1           Affirmative Covenant. From and after the date hereof to the Closing Date (“Interim Period”), the Company, except as restricted in Section 6.2 below and as otherwise set forth in Section 6.1 of the Disclosure Schedule and Section 6.6 hereof, covenants that, unless the prior written consent of Purchaser is first obtained, which consent shall not be unreasonably withheld, the Company and its Subsidiaries will carry on their respective businesses in the ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent with such businesses, use all reasonable efforts to (i) preserve intact their respective present business organizations, (ii) keep available the services of their respective present officers and key employees and (iii) preserve their respective relationships with customers, suppliers and any others having business dealings with them (iv) cause the Major Properties operated by the

Company to be developed, maintained or operated in a manner consistent with prior operations and in compliance with good operating standards and in accordance with the terms and conditions of the applicable Leases, laws and regulations and will regularly consult with Purchaser with respect to same; (v) not abandon any part of the Major Properties (except the abandonment of nonproducing Leases upon the expiration of their respective terms); (vi) ensure the payment of all rentals, royalties, overriding royalties and other payments due with respect to the Major Properties operated by the Company; (vii) maintain all insurance now in force with respect to the Company and the Major Properties; (viii) maintain all material permits, approvals, bonds, and guaranties affecting the Major Properties, and make all filings that the Company is required to make under applicable law with respect to the Major Properties; (ix) maintain books of account and records with regard to the Major Properties in accordance with the Company’s past practices; (x) pay its share of all costs and expenses attributable to the  Major Properties in accordance with past practices; (xi) promptly notify Purchaser of any written notice of default (or written threat of default) received or given by the Company with respect to the Major  Properties; (xii) not transfer, convey or encumber (except for Permitted Encumbrances) any of the Major Properties; and (xiii) terminate the Employment Agreements and prevent any future grants of incentive stock, options or other rights under the 2002 Stock Incentive Plan.

6.2           Negative Covenants. From and after the date hereof to the Closing Date, except with the prior written consent of Purchaser, and except as otherwise set forth in Section 6.2 of the Disclosure Schedule, which consent shall not be unreasonably withheld, the Company and its Subsidiaries will not:

(a)           Take any action that if taken prior to the date hereof and after December 31, 2005 would have been required to be disclosed in the Disclosure Schedule with respect to the matters referred to in Sections 4.8(b) [Material Change in Employee Benefit Arrangements], 4.8(c) [Borrowings] (other than additional Bank Debt borrowings), 4.8(d) [Sale and Purchases of securities; dividends] (other than issuance of Shares upon the exercise of Options and other than distribution of the Royalty Partnership), 4.8(e) [Encumbrances], 4.8(f) [Acquisitions and Dispositions], 4.8(g) [Compensation], or 4.8(h) [Claims and Rights].

(b)           Enter into any transaction other than in the ordinary course of business;

(c)           Amend the respective organizational or governing documents of the Company or any of its Subsidiaries;

(d)           Make any material change in the conduct of its business or operations;

(e)           Amend in any material respect any contract or agreement except where such amendment will not have a Material Adverse Effect;

(f)            Declare or pay any dividends in respect of its equity securities except as set out in the Disclosure Schedule or Section 6.6;

(g)           Merge into or with or consolidate with any other Person or acquire all of substantially all of the business or assets of any Person;

(h)           Purchase any securities of any Person;

(i)            Commit to any new operations reasonably anticipated by the Company to require future capital expenditures by the Company in excess of $100,000;

(j)            Run pipe (except in the ordinary course of business) or plug or abandon any well;

(k)           Fail to participate in any proposed operation;

(l)            Enter into any new employment contracts with existing or new employees, or amend any existing employment contracts in any material respect;

(m)          Issue any additional capital stock, warrants, etc. other than pursuant to the exercise of outstanding Options; or

(n)           Commit itself to do any of the foregoing.

6.3           Consents. The Company and its Subsidiaries will use their Reasonable Efforts to obtain any consents from third parties necessary or appropriate to effectuate the transactions contemplated by this Agreement.

6.4           Regulatory and Other Authorizations; Notices and Consents. Upon the terms and subject to the conditions hereof, each of the parties hereto shall (a) use all commercially reasonable efforts to take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement, (b) use all commercially reasonable efforts to obtain from Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the Purchaser or the Company or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and (c) use all commercially reasonable efforts to make all necessary filings, and thereafter make any other required submissions with respect to this Agreement, the Merger and the other transactions contemplated by this Agreement required under the HSR Act (including a joint request for early termination) and any other applicable Law. The parties hereto shall cooperate with each other in connection with the making of all such filings and the Company and Purchaser shall equally share the filing fees incurred under the HSR Act.

6.5           Access to Properties and Records. Subject to the terms and conditions of that certain Confidentiality Agreement dated March 3, 2006 and subject to any confidentiality obligations that the Company or its Subsidiaries owe to third parties, from and after the date of this Agreement through the earlier of the Closing or the termination of this Agreement, the Company and its Subsidiaries shall (a) provide Purchaser access to all books, Records and documents, including contracts, agreements, consents, settlements, maps, revenue and expense information, production data and geological and geophysical data relating to the Interests, and (b) afford to Purchaser and its officers, attorneys, accountants and other authorized representatives access to the offices, files, properties, books and Records of the Company and its Subsidiaries, together with access to appropriate Company personnel capable of answering questions about the Company and its Subsidiaries. Notwithstanding the foregoing, neither Purchaser nor its representatives shall have right of access to, and the Company shall have no obligation to provide and may destroy if it so decides, bids received from others in connection with the transactions contemplated by this Agreement and information and analysis (including financial analysis) relating to such bids. Purchaser shall indemnify, defend and hold harmless the Company and its Affiliates from and against any Losses or claims asserted or suffered by any of them resulting from, or arising out of, examinations made by Purchaser or its authorized representatives pursuant to this Section 6.5. The Company agrees to provide the access provided for in this Section 6.5 for at least the following hours:  Until two days prior to the Pre-Closing Claim Date, such access shall be from 7:00 a.m. until midnight Monday through Friday, and from 8:00 a.m. until 7:00 p.m. Saturday and Sunday. Thereafter, such access shall, upon Purchaser’s request, be on a 24-hour basis until the Pre-Closing Claim Date. Notwithstanding the preceding two sentences, the Company shall only be required to make (i) its offices accessible to Purchaser during regular business hours, and (ii) its personnel available during regular business hours (and by telephone during other reasonable hours). Requests by Purchaser for data and information shall be submitted during regular business hours (i.e., 8:00 a.m. to 5:00 p.m. CDST) and the Company shall use its best efforts to promptly respond to Purchaser’s requests.

6.6           Distribution of Royalty Partnership. The Company is the sole owner of RSR and RSR Holdings, the general partner and limited partner, respectively, of Ranches South Royalty, LP (collectively, the “Royalty Partnership”). The Royalty Partnership owns an overriding royalty interest (“Partnership ORRI”) in certain undeveloped leases of the Company in Hutchinson and Roberts Counties, Texas (the “Ranches South Leases”). The Partnership ORRI in the Ranches South Leases is the difference between the base royalty of the applicable lease and 75%. The Company will retain a 75% NRI, proportionately reduced, in all of the Ranches South Leases and the Partnership ORRI will not be applicable to any proration units within the Ranches South Leases which are producing as of the date of this Agreement. A list of the Ranches South Leases and the respective Partnership ORRI is set forth at Schedule 6.6(A) and a list of any producing units excluded from the Partnership ORRI is set forth at Schedule 6.6(B). Purchaser and Merger Subsidiary each acknowledge that the value of the Partnership ORRI is not included within the Total Merger Consideration and the Partnership ORRI is not intended to be acquired by Purchaser as a part of the transaction contemplated herein. The Company shall distribute the Partnership ORRI to the Stockholders and Optionholders in accordance with Schedule 6.6(A) immediately prior to the Effective Time.

6.7           Termination of Agreements. Prior to the Closing, the Company shall take such action as may be necessary to cause the Stockholders’ Agreement to be terminated in full and of no further force or effect as of and after the Effective Time, and shall have presented Purchaser with evidence reasonably satisfactory to Purchaser of such termination.

6.8           Company Transaction Costs. Not later than two (2) Business Days prior to the Closing Date, the Company shall provide to Purchaser the amount, in the aggregate, of all Company Transaction Costs that are to be paid or caused to be paid by Purchaser at Closing and shall provide Purchaser with a certificate setting forth (a) the identity of each Person that is to be paid at Closing; (b) the amount owed or to be owed to each such Person; and (c) the bank account and wire transfer information for each such Person.

6.9           Stockholder Representative. Not later than two (2) Business Days prior to the Closing Date, the Company shall provide notice to Purchaser of the identity of the Stockholder Representative (including in such notice the address and contact information for such Stockholder Representative), for purposes of Article XI and as otherwise contemplated in this Agreement.

Article VII.
Actions of Purchaser and Merger Subsidiary
Prior to and Following the Closing Date; Indemnification Provisions

7.1           Affirmative Covenants. Prior to the Closing Date, Purchaser and Merger Subsidiary covenant that, unless the prior written consent of the Company is first obtained, neither Purchaser nor Merger Subsidiary will take any action which could reasonably be expected to delay or prevent the consummation of the Merger.

7.2           Reasonable Efforts. Purchaser and Merger Subsidiary will use their Reasonable Efforts to cause to be fulfilled those of the conditions to the Company’s obligations to consummate the transactions contemplated by this Agreement that are dependent upon their actions and to execute and deliver such instruments and take such other actions as necessary or appropriate in order to carry out the intent of this Agreement.

7.3           Employee Benefits. From and after the Effective Time and until such time as all Company employees retained by Surviving Corporation have been transitioned to and become participants in Surviving Corporation’s employee benefit plans, Purchaser and the Surviving Corporation agree as follows (subject to applicable Law and except as contemplated hereby):  (i) Purchaser and the Surviving Corporation will honor, in accordance with their terms, all employee benefit plans, programs, agreements or arrangements of the Company in effect as of the date hereof (unless terminated in accordance with this Agreement), including the Plans, and (ii) Purchaser shall take such actions as are necessary to provide the employees of the Company and its Subsidiaries with their currently credited service with the Company or its Subsidiaries prior to the Closing Date for purposes of eligibility to participate and vesting under all employee benefit plans and vacation policies maintained by Purchaser and its Affiliates in which such employees participate on or after the Closing.

7.4           Indemnification Provisions.

(a)           Purchaser agrees that all rights to indemnification existing in favor of the present or former directors and officers of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”) as provided in the Company’s Certificate of Incorporation or By-Laws or the certificate or articles of incorporation, by-laws or similar organizational documents of any of its Subsidiaries as in effect as of the date hereof shall survive the Merger and shall continue in full force and effect (without modification or amendment, except as required by applicable law or except to make changes permitted by law that would enlarge the Indemnified Parties’ right of indemnification), to the fullest extent and for the maximum term permitted by law, and shall be enforceable by the Indemnified Party against both the Surviving Corporation and Purchaser. As of the Closing, Purchaser hereby expressly and directly assumes all such obligations.

(b)           For a period of six years after the Effective Time, Purchaser  shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance including employment practices liability and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to or arising from facts, events, or matters that occurred on or before the Effective Time. The Company shall  prepay the cost of the aforementioned policies in full prior to Closing and neither the Purchaser nor the Surviving Corporation, or their successors and assigns, shall terminate nor cancel such policies during their six-year coverage period.

(c)           Purchaser shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.4.

7.5           Debt. Purchaser agrees to advance, or cause to be advanced, at the Closing sufficient funds to pay in full the Bank Debt.

7.6           Cooperation. Purchaser and the Company shall use all Reasonable Efforts to take, or cause to be taken, all action and do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including to obtain all necessary or appropriate waivers, consents or approvals of third parties required in order to preserve contractual relationships of Purchaser and the Company and their respective subsidiaries, all necessary or appropriate waivers, consents and approvals to effect all necessary registrations, filings and submissions and to lift any injunction or other legal bar to consummation of the Merger (and, in such case, to proceed with the consummation of the Merger as expeditiously as possible), including through all possible appeals.

7.7           Purchaser Availability during Interim Period. Purchaser agrees, during the Interim Period, to make its appropriate operations personnel available on a daily basis (including weekends and holidays, if requested by the Company) for a telephone conference, as needed, to discuss the operations activities anticipated to occur that day and/or any future operations activities, which personnel shall have the authority to promptly consent (or withhold Purchaser’s consent) with respect to matters which arise during the Interim Period, as set forth in Section 6.2 above.

Article VIII.
Conditions To Closing

8.1           Conditions to the Obligations of Each Party. The obligations of the Company, the Purchaser and Merger Subsidiary to consummate the Merger are subject to the satisfaction or waiver (where permissible), at or prior to the Closing, of each of the following conditions:

(a)           any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

(b)           no Governmental Authority or court of competent jurisdiction located or having jurisdiction in the United States shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is then in effect making the consummation of the Merger illegal or otherwise prohibiting the consummation of the Merger;

(c)           no action shall have been commenced or threatened by any Governmental Authority against either the Company or the Purchaser seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which do, or would reasonably be expected to, render it impossible or unlawful to consummate such transactions; and

(d)           execution by the Purchaser, the Company, the Merger Subsidiary and the Escrow Agent of the Escrow Agreement.

8.2           Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible), at or prior to the Closing, of each of the following conditions:

(a)           the representations and warranties of the Purchaser and the Merger Subsidiary contained in this Agreement (without giving effect to any materiality qualifications or limitations therein) shall be true and correct, in each case as of the Closing Date as though made on and as of the Closing Date, except (i) for such failures to be true and correct that have not had a material adverse effect on the ability of the Purchaser and the Merger Subsidiary to consummate timely the transactions contemplated by this Agreement or a material adverse effect on the rights of the Company or the Stockholders hereunder; (ii) that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date, subject to the qualifications in (i) above; and (iii) for changes expressly permitted as contemplated by the terms of this Agreement.

(b)           the covenants contained in this Agreement to be complied with by the Purchaser and Merger Subsidiary on or before the Closing shall have been complied with in all material respects;

(c)           the Company shall have received a certificate from the Purchaser and Merger Subsidiary certifying as to the matters described in (a) and (b) above signed by a duly authorized officer thereof;

(d)           this Agreement shall have been approved by the affirmative vote of the holders of in excess of 95% of the Common Stock and Preferred Stock (collectively and in separate classes, as applicable) in accordance with the DGCL and the Company’s certificate of incorporation on or before five hours following the execution and delivery of this Agreement;

(e)           the Partnership ORRI shall have been distributed to the Stockholders and Optionholders of the Company;

(f)            the Purchaser shall have provided evidence of its ability to pay in immediately available funds an amount equal to the Total Merger Consideration and shall have made arrangement, reasonably satisfactory to the holders of the Bank Debt, to pay or assume all such obligations in full as of the Effective Time; and

(g)           adjustments to the Total Merger Consideration sought by Purchaser for Defects pursuant to Article XI shall not, after application of the Deductible, exceed the sum of Thirty-Five Million Dollars ($35,000,000).

8.3           Conditions to the Obligations of the Purchaser and Merger Subsidiary. The obligations of the Purchaser and Merger Subsidiary to consummate the Merger shall be subject to the satisfaction or waiver (where permissible), at or prior to the Closing, of each of the following conditions:

(a)           the representations and warranties of the Company contained in this Agreement (without giving effect to any materiality qualifications or limitations therein or any references therein to Material Adverse Effect) shall be true and correct, in each case as of the Closing Date as though made on and as of the Closing Date, except (i) for such failures to be true and correct that have not had a Material Adverse Effect; (ii) that those representations and warranties that address matters only as of a particular date shall remain true and correct as of such date, subject to the qualifications in (i) above; and (iii) for changes expressly permitted as contemplated by the terms of this Agreement.

(b)           the covenants and agreements contained in this Agreement to be complied with by the Company on or before the Closing shall have been complied with in all material respects;

(c)           there shall not have occurred after the date of this Agreement a Material Adverse Effect;

(d)           the Purchaser shall have received a certificate from the Company certifying as to the matters described in (a) and (b) above signed by a duly authorized officer thereof; and

(e)           unless the Company has contested and referred to arbitration Defects or Defect Amounts pursuant to Section 11.11(b) below, adjustments to the Total Merger Consideration sought by Purchaser for Defects shall not, in the aggregate, and after application of the Deductible, exceed the sum of Thirty-Five Million Dollars ($35,000,000);

Article IX.
Termination, Waiver and Amendment

9.1           Termination. This Agreement and the transactions contemplated herein may be terminated and abandoned at any time on or prior to the Closing Date:

(a)           By mutual consent of the Company and Purchaser; or

(b)           By Purchaser if:

(i)            The Company or its Subsidiaries shall have defaulted in any material respect in performance of any material obligation under this Agreement and such breach is not cured within ten (10) days of the Company’s receipt of a notice from Purchaser that such breach exists or has occurred; or

(ii)           Consummation of the transactions contemplated by this Agreement would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction; or

(c)           By the Company if:

(i)            Purchaser or Merger Subsidiary shall have defaulted in any material respect in performance of any material obligation under this Agreement and such breach is not cured within ten (10) days of Purchaser’s receipt of a notice from the Company that such breach exists or has occurred; or

(ii)           Consummation of the transactions contemplated by this Agreement would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction;

(d)           By either the Company or Purchaser upon the later of May 31, 2006 and ten (10) Business Days after the necessary approvals under the HSR Act have been obtained; provided, however, that (i) a Party may not terminate this Agreement pursuant to this Section 9.1(d) if the Merger has not been consummated because of a breach by such party of its covenants set forth herein, and (ii) neither the Company nor Purchaser may terminate if the Closing has been delayed beyond May 31, 2006, as a result of arbitration proceedings brought pursuant to Section 11.11(b) below (in which case, either Party may terminate if, and only if, upon completion of such arbitration proceedings, the aggregate of all adjustments to the Total Merger Consideration determined to be made for Defects asserted by Purchaser under Article XI exceed (after application of the Deductible) the sum of Thirty-Five Million Dollars ($35,000,000); and

(e)           Automatically, without further action by any Party, if this Agreement shall fail to be approved (and evidence thereof provided to the Parties) by the Stockholders (collectively and in separate classes, as applicable) in accordance with the DGCL and the Company’s certificate of incorporation, in each case on or before five hours following execution of this Agreement.

9.2           Manner of Exercise. In the event of termination of this Agreement by Purchaser or the Company, or both, pursuant to Section 9.1, written notice thereof shall forthwith be given to the other Parties and this Agreement shall terminate and the transactions contemplated hereunder shall be abandoned without further action by the Parties.

9.3           Effect of Termination. In the event of termination of this Agreement by any Party hereto as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto; provided, however, that no such termination shall relieve any Party from liability for a knowing and intentional breach of a representation or warranty or a breach of any covenant hereof and that the Confidentiality Agreement shall remain in full force and effect.

Article X.
Investigation; No Other Representations and Warranties; No Affiliate Liability

10.1         Investigation and Agreement by Purchaser and Merger Subsidiary; No Other Representations or Warranties.

(a)           Each of Purchaser and Merger Subsidiary acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon and on the representation and warranties made by the Company in Article IV, has formed an independent judgment concerning, the Company and its businesses and operations. In connection with Purchaser’s and Merger Subsidiary’s investigation of the Company and its businesses and operations, Purchaser, Merger Subsidiary and their respective representatives have received from the Company or its representatives certain projections and other forecasts for the Company and certain estimates, plans and budget information. Purchaser and Merger Subsidiary acknowledge and agree that (i) there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets; (ii) Purchaser and Merger Subsidiary are familiar with such uncertainties; and (iii) Purchaser and Merger Subsidiary are taking full responsibility for making their own evaluations of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them or their representatives.

(b)           Each of Purchaser and Merger Subsidiary agrees that, except for the representations and warranties made by the Company that are expressly set forth in Article IV of this Agreement, none of the Company, any Stockholder, or any of their respective Affiliates or representatives has made and shall not be deemed to have made to any of Purchaser, Merger Subsidiary or their respective Affiliates or representatives any representation or warranty of any kind (and Purchaser and Merger Subsidiary acknowledge and agree that they and their respective Affiliates and representatives have not relied upon any representation or warranty not made in this Agreement). Without limiting the generality of the foregoing, and except as expressly covered by the express representations and warranties made by the Company set forth in Article IV, each of Purchaser and Merger Subsidiary agrees that none of the Company, any Stockholder, or any of their respective Affiliates or representatives makes or has made any representation or warranty to Purchaser, Merger Subsidiary or to any of their respective representatives or Affiliates with respect to:

(i)            any projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or its Subsidiaries or the future business, operations or affairs of the Company or its Subsidiaries heretofore or hereafter delivered to or made available to Purchaser, Merger Subsidiary or their respective representatives or Affiliates; or

(ii)           any other information, statements or documents heretofore or hereafter delivered to or made available to Purchaser, Merger Subsidiary or their respective representatives or Affiliates, with respect to the Company or its Subsidiaries or the business, operations or affairs of the Company or its Subsidiaries.

10.2         No Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether limited or general partners, members, stockholders or otherwise) and (b) any director, officer, employee, representative or agent of (i) the Company or (ii) any Person who controls the Company. NO COMPANY AFFILIATE SHALL HAVE ANY LIABILITY OR OBLIGATION TO PURCHASER OR MERGER SUBSIDIARY OF ANY NATURE WHATSOEVER IN CONNECTION WITH OR UNDER THIS AGREEMENT, ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN, AND PURCHASER AND MERGER SUBSIDIARY HEREBY WAIVE, RELEASE AND DISCHARGE ALL CLAIMS OF ANY SUCH LIABILITY AND OBLIGATION, INCLUDING, WITHOUT LIMITATION, CONTRACT OR TORT CLAIMS OR CLAIMS UNDER STATE OR FEDERAL LAWS (OTHER THAN SECURITIES LAWS), AVAILABLE AT COMMON LAW OR BY STATUTE.

Article XI.
Title, Casualty, Surviving Representations and Environmental Matters

11.1         Stockholder Representative; Title Examination and Access.

(a)           For purposes of this Article XI, claims asserted by Purchaser prior to Closing shall be made to the Company and claims made by Purchaser after the Closing Date and on or before the Claims Date (hereinafter defined) shall be delivered to a representative designated by the Company on or before the Closing Date pursuant to Section 6.9 (the “Stockholder Representative”). Notwithstanding anything contained herein to the contrary, any and all notices required from the Purchaser under this Article XI to be made after the Closing Date and on or before the Claims Date to the Stockholder Representative shall be contemporaneously provided to the Escrow Agent.

(b)           Purchaser may make or cause to be made at its expense such examination as it may desire of the title of Company to the Major Properties. For such purposes, Company shall, prior to Closing (i) give to Purchaser and to the employees, consultants, independent contractors, attorneys, and other advisers of Purchaser full access to all of the files, records, contracts, correspondence, computer output and data files, maps, data, reports, plats, abstracts of title, lease files, well files, unit files, division order files, production marketing files, title opinions, title files and title records, title insurance policies, ownership maps, surveys, and any other information, data, records, and files that Company has (or has access to) relating in any way to the title to the Major Properties, the past or present operation thereof, and the marketing of production therefrom, except, however, where restricted by license agreements or other agreements or contracts, together with access to appropriate Company personnel capable of answering questions regarding the foregoing; (ii) furnish to Purchaser all other information in the possession of or available to Company with respect to the title to the Major Properties as Purchaser may from time to time reasonably request, except to the extent that Company is prohibited therefrom by any agreement or contract to which it is a party or of which it is a beneficiary; and (iii) authorize Purchaser and its representatives to consult with attorneys, abstract companies, and other consultants or independent contractors of Company, whether utilized in the past or presently, concerning title-related matters with respect to the Major Properties. Company shall advise Purchaser of any restrictions or constraints on the right of Company to provide and disclose to Purchaser all data and information herein provided, and Purchaser shall have the right to attempt to remove such restrictions and constraints. The Company agrees to provide the access provided for in this Section 11.1(b) for at least the following hours: Until two days prior to the Pre-Closing Claim Date, such access shall be from 7:00 a.m. until midnight Monday through Friday, and from 8:00 a.m. until 7:00 p.m. Saturday and Sunday. Thereafter, such access shall, upon Purchaser’s request, be on a 24-hour basis until the Pre-Closing Claim Date. Notwithstanding the preceding two sentences, the Company shall only be required to make its personnel available during regular business hours (and by telephone during other reasonable hours). Requests by Purchaser for data and information shall be submitted during regular business hours (i.e., 8:00 a.m. to 5:00 p.m.

CDST) and the Company shall use its best efforts to promptly respond to Purchaser’s requests.

11.2         Notice of Title Defects.

(a)           To assert a claim arising out of a breach of Section 4.9(a), the Purchaser must deliver a claim notice to the Company or Stockholder Representative (as applicable) promptly after becoming aware of a Title Defect but in any event no later than 180 days following the Closing Date (the “Claim Date”), except as otherwise provided under Sections 11.5 and 11.11. Such notice shall be in writing and shall include (i) a specific description of the alleged Title Defect(s), (ii) the Major Properties affected, (iii) supporting documents reasonably necessary for the Company or Stockholder Representative (as well as any title attorney or examiner hired by the Company) to verify the existence of the alleged Title Defect(s), and (iv) the amount by which the Purchaser reasonably believes the values of the Major Properties set forth in Exhibit A (the “Allocated Value”) of those Major Properties are reduced by the alleged Title Defect(s) and (v) the computations and information upon which the Purchaser’s belief is based. Notwithstanding anything to the contrary, the Purchaser shall be deemed to have waived all breaches of Section 4.9(a) of which notice has not been given on or before the Claim Date.

(b)           The reduction in the Allocated Value resulting from a Title Defect (the “Title Defect Amount”) shall be determined in good faith taking into account all relevant factors, as follows:

(i)            if the Purchaser and the Company or Stockholder Representative (as applicable) agree on the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii)           if the Title Defect is an Encumbrance that is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the affected Major Property;

(iii)          if the Title Defect represents a discrepancy between (A) the net revenue interest for any Major Property and (B) the net revenue interest stated on Exhibit A for such Major Property, then the Title Defect Amount shall be the product of the Allocated Value of such Major Property multiplied by a fraction, the numerator of which is the net revenue interest decrease and the denominator of which is the net revenue interest stated on Exhibit A, provided that if the Title Defect is not effective or does not affect a Major Property throughout its entire term, the Title Defect Amount determined under this Section 11.2(b)(iii) shall be reduced accordingly;

(iv)          if the Title Defect represents an Encumbrance of a type not described in subsections (i), (ii) or (iii) above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Major Property so affected, the portion of the Company’s interest in the Major Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the affected Major Property, the values placed upon the Title Defect by the Parties, and such other factors as are necessary to make a proper evaluation;

(v)           notwithstanding anything to the contrary in this Section 11.2, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any given Major Property shall not exceed the Allocated Value of such Major Property;

(vi)          if a Title Defect is reasonably susceptible of being cured, the Title Defect Amount determined under subsections (iii) or (iv) above shall not be greater than the lesser of (A) the reasonable cost and expense of curing such Title Defect or (B) the share of such curative work cost and expense which is allocated to such Major Property pursuant to subsection (vii) below; and

(vii)         the Title Defect Amount with respect to a Major Property shall be determined without duplication of any costs or Losses (A) included in another Title Defect Amount hereunder, (B) included in a casualty loss under Section 11.4, or (C) for which the Purchaser otherwise receives credit in the calculation of the Adjusted Total Merger Consideration. To the extent that the cost to cure any Title Defect will result in the curing of all or a part of one or more other Title Defects, such cost of cure shall be allocated for purposes of Section 11.2(b)(vi) among the Major Properties so affected on a fair and reasonable basis.

(c)           To the extent discovered prior to the Claim Date, any Title Defect Amounts determined in accordance with Section 11.2(b) shall be reduced by: any title increases found with respect to any Major Property, including any interest that entitles the Company to receive more than the NRI set forth on Exhibit A or obligates the Company to bear costs and expenses in an amount less than the WI set forth on Exhibit A.

11.3         Claims for Breach of Surviving Representations. Purchaser may notify the Company or Stockholder Representative (as applicable) in writing on or before the Claim Date, of any breach by the Company of the Surviving Representations that Purchaser reasonably believes in good faith may exist, including with such notice a reasonably detailed description of (i) the specific matter that is an alleged breach by the Company of one or more of the Surviving Representations, and (ii) the specific dollar amount Purchaser alleges has resulted, or could be reasonably expected to result, in the form of an adverse economic impact upon Purchaser or the Surviving Corporation as a result of the Company’s breach of such Surviving Representation.

11.4         Casualty or Condemnation Loss. If, after the date of this Agreement but prior to the Closing Date, any portion of the Major Properties is destroyed by fire or other casualty or is taken in condemnation or under right of eminent domain, the Purchaser shall nevertheless be required to close and the Company shall elect by written notice to the Purchaser prior to Closing either (a) to cause the Major Properties affected by any casualty to be repaired or restored and to reduce the Total Merger Consideration for the cost of such repair of restoration, net of any amounts receivable in respect to insurance policies or from other responsible third parties, as promptly as reasonably practicable (which work may extend after the Closing Date only with Purchaser’s written consent), (b) to treat such casualty or taking as a Title Defect with respect to the affected Major Property or Properties under Section 11.2; or (c) to (i) transfer to Purchaser such Major Property notwithstanding such casualty loss, and (ii) transfer to Purchaser such insurance proceeds, claims, awards, and other payments arising out of such casualty loss; provided that if the amount of such insurance proceeds, claims, awards, and other payments is insufficient to cover the amount of damages to the Major Properties resulting from such casualty loss, then Company (for the account of the Stockholders and Optionholders) shall either pay to Purchaser the difference or reduce the Total Merger Consideration by such amount. Company shall not voluntarily compromise, settle, or adjust any amounts payable by reason of any casualty loss without first obtaining the written consent of Purchaser.

11.5         Limitations on Applicability of Surviving Representations. The Surviving Representations shall terminate as of the Claim Date and shall have no further force and effect thereafter, provided there shall be no termination of the Purchaser’s rights under this Article XI with respect to any bona fide Defect claim properly reported on or before the Claim Date.

11.6         Environmental Assessment. The Purchaser may, at its option, cause a phase one environmental assessment (the “Assessment”) of all or any portion of the Major Properties or Miscellaneous Interests to be conducted prior to the Claim Date by a reputable environmental consulting or engineering firm. The Assessment shall be conducted at the sole risk, cost and expense of Purchaser, and Purchaser shall indemnify and defend Company from and against any and all losses arising from the Assessment.

11.7         Notice of Violations of Environmental Laws. Purchaser may notify the Company or Stockholder Representative (as applicable) in writing, on or before the Claim Date, of any environmental matters disclosed by the Assessment that Purchaser reasonably believes in good faith may constitute Violations of Environmental Laws including with such notice a reasonably detailed description of the specific matter that is an alleged Violation of Environmental Laws. For purposes of this Agreement, the term “Violation of Environmental Laws” shall mean, as to any given Major Property or Miscellaneous Interest, the violation of or failure to meet specific objective requirements or standards that are clearly applicable to such property under applicable Environmental Laws where such requirements or standards are in effect as of the Effective Time.

11.8         Remedies for Violations of Environmental Laws. If the Company or Stockholder Representative confirms to its reasonable satisfaction that any matter described in a notice delivered pursuant to Section 11.7 constitutes a Violation of Environmental Laws, then Company or Stockholder Representative (as applicable) shall reduce the Total Merger Consideration by an amount, or distribute to Purchaser from the Escrowed Funds such amount, agreed upon in writing by Purchaser and Company or

Stockholder Representative (as applicable) as being a reasonable estimate of the cost of curing such Violation of Environmental Laws.

11.9         Dispute respecting Defects or Defect Amounts.

(a)           The Company or Stockholder Representative and the Purchaser shall attempt to agree on all Defects and Defect Amounts by not later than (i) two (2) Business Days prior to the Closing Date with respect to Defects asserted by Purchaser on or before the Pre-Closing Claim Date, and (ii) ten (10) Business Days following the Claim Date as to all other Defects timely asserted by Purchaser hereunder. If the Company or Stockholder Representative and the Purchaser are unable to agree by the applicable date (the “Dispute Resolution Date”), the Defects and/or Defect Amounts in dispute shall (subject to Section 11.11(b) below) be exclusively and finally resolved by arbitration pursuant to this Section 11.9(a). Not later than 30 days following the Dispute Resolution Date, Defects and Defect Amounts in dispute shall be submitted to an attorney with at least 10 years’ experience in the oil and gas exploration and production industry (i.e., such oil and gas attorney being experienced in title examinations law if such disputed Defects or Defect Amounts relate to Title Defects) as selected by (A) mutual agreement of the Purchaser and the Company or Stockholder Representative, or (B) absent such agreement during the 30-day period, by the Dallas office of the American Arbitration Association (the “Arbitrator”). The Arbitrator shall not have had an affiliation with any Party or their affiliates within the five (5) year period preceding the arbitration, or have any financial interest in the dispute, controversy, or claim. The arbitration proceeding shall be held in Dallas, Texas, and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The Arbitrator’s determination shall be made within sixty (60) days after submission of the matters in dispute and shall be final and binding upon all Parties, without right of appeal. Judgment on the Arbitrator’s determination may be entered in any court having jurisdiction. In making his determination, the Arbitrator shall be bound by the rules set forth in this Article XI and may consider such other matters which are not inconsistent herewith as in the opinion of the Arbitrator are necessary or helpful to make a proper determination. Additionally, the Arbitrator may consult with and engage disinterested third Persons to advise the Arbitrator, including without limitation attorneys from other states, petroleum engineers and environmental consultants. In no event shall any Defect Amount exceed the estimate given by the Purchaser in its claim notice delivered in accordance with the provisions of this Agreement. The Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Defect Amounts submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter. The Company (for arbitrations initiated prior to Closing), the Stockholders and Optionholders (for arbitrations commenced after the Closing) and the Purchaser shall each bear its own legal fees and other costs of presenting its case. The Company (for arbitrations initiated prior to Closing) and the Stockholders and Optionholders (for arbitrations commenced after the Closing) shall bear one-half and the Purchaser shall bear one-half of the costs and expenses of the Arbitrator and any consultant retained by the Arbitrator in accordance with the provisions of this Section 11.9(a).

(b)           If the arbitration occurs after Closing, then the Stockholder Representative and the Purchaser agree to execute joint instructions to the Escrow Agent promptly upon their receipt of the Arbitrator’s decision for release of Escrow Funds in such manner and to the Party as are consistent with the Arbitrator’s determination. If either Party fails or refuses to make such joint instructions, such Party shall be liable for all court costs and attorney’s fees incurred by the other Party in its enforcement of the Arbitrator’s decision.

(c)           The Stockholders and Optionholders may at their option and sole cost continue after Closing to attempt to cure or remove any Defects. If any Defect for which a Total Merger Consideration adjustment and/or claim against the Escrow Amount is made, is cured or removed by the Stockholder Representative within the later of (i) six (6) months from the Closing Date or (ii) three (3) months after the Claim Date, the Stockholder Representative shall (for the benefit of the Stockholders and Optionholders) be reimbursed in that final adjustment for the amount of any previous deduction from the Total Merger Consideration or payment from the Escrow Amount with respect to such Defect.

11.10       Limitations on Article XI Adjustments. Notwithstanding anything contained in this Article XI to the contrary, the following provisions shall govern the manner in which the Total Merger Consideration shall be adjusted at Closing (and the Escrowed Funds accessed following Closing) as a result of Title Defects (including casualty losses treated as Title Defects under Section 11.4), casualty or condemnation losses and breaches of Surviving Representations and/or Violations of Environmental Laws:

(a)           a Title Defect or casualty loss shall not be taken into consideration for any purpose unless the Title Defect Amount or casualty loss exceeds $10,000;

(b)           a Violation of Environmental Laws shall not be taken into consideration for any purpose unless the reasonable estimate of the cost of curing such Violation of Environmental Laws (including any fines or penalties relating thereto) exceeds $10,000;

(c)           a breach of any Surviving Representation raised by Purchaser shall not be taken into consideration for any purpose unless the adverse economic impact upon Surviving Corporation resulting from such alleged breach exceeds, or could reasonably be expected to exceed, $10,000;

(d)           Purchaser shall be entitled neither to any reduction to the Total Merger Consideration nor to any Escrowed Funds for Title Defects, casualty losses, breaches of Surviving Representations and/or Violations of Environmental Laws, unless and until the aggregate Defect Amounts exceed the Deductible, and then only to the extent that such aggregate amounts exceed the Deductible;

(e)           In no event shall Purchaser’s aggregate reductions to the Total Merger Consideration and receipt of Escrowed Funds for claims made on or before the Claim Date under this Article XI exceed the sum of $35,000,000, subject to Purchaser’s having first satisfied the Deductible; and

(f)            After Closing, Purchaser shall use reasonable commercial efforts (i) to mitigate the Defect Amounts arising out of any Defects and (ii) to seek recoveries under available insurance policies and relevant third parties in order to reduce the applicable Defect Amounts.

11.11       Defect Claims of Purchaser Made Prior to the Closing Date.

(a)           Nothing contained in this Article XI to the contrary shall be construed to prevent Purchaser from raising Title Defects, casualty losses, breaches of Surviving Representations and/or Violations of Environmental Laws prior to Closing and requesting (subject to the Deductible) that such matters be cured prior to Closing or the Total Merger Consideration adjusted on the Closing Date; provided, however, that no reductions to the Total Merger Consideration shall be made on the Closing Date with respect to any such Defect claims except:

(i)            to the extent that a notice of Defects is delivered no later than 5:30 p.m. on the third (3rd) Business Day prior to Closing (the “Pre-Closing Claim Date”); and

(ii)           the Company has agreed to the applicable Defect Amount prior to Closing.

Subject to Section 11.11(b) below, Article XI claims asserted by Purchaser prior to Closing which are neither cured nor a reduction amount agreed to by the Parties shall be governed by Section 11.12 below.

(b)           If Defect Amounts alleged by Purchaser on or before the Pre-Closing Claim Date exceed, in the aggregate, the sum of Thirty-Five Million Dollars ($35,000,000), after application of the Deductible, the Company shall have the option to either (i) terminate this Agreement pursuant to Section 8.2(g) above, or (ii) if the Company disputes either the existence of Defects or Purchaser’s alleged Defect Amounts such that, if the Company is correct, the Defect Amounts asserted on or before the Pre-Closing Claim Date would, in the aggregate, be less than Thirty-Five Million Dollars ($35,000,000), the Company may refer such disputed Defects and/or Defect Amounts to arbitration pursuant to Section 11.9. In such event, the Parties shall proceed in good faith to arbitrate such matters under Section 11.9 and Closing shall be postponed during the pendency of such arbitration process. If the disputed Defects and/or Defect Amounts are resolved such that all Article XI adjustments to the Total Merger Consideration would exceed Thirty-Five Million Dollars ($35,000,000), either the Company or Purchaser may terminate this Agreement. If, however, either (a) such arbitration proceedings result in a determination that all Article XI adjustments to the Total Merger Consideration would equal an amount that is equal to or less than Thirty-Five Million Dollars ($35,000,000), or (b) such arbitration proceedings result in a determination that Article XI adjustments to the Total Merger Consideration would exceed $35,000,000, but neither the Company nor Purchaser elects to terminate this Agreement, adjustments agreed to by the Parties to the Total Merger Consideration shall be made and the Parties shall promptly proceed to Closing.

11.12       Procedure for Claims Against Escrow Amount.

(a)           Purchaser may make a claim against the Escrowed Funds after the Closing Date and on or before the Claim Date under this Article XI without reduction for any tax benefit derived from payment thereof (an “Asserted Claim”). Purchaser shall provide written notice of the Asserted Claim to the Stockholder Representative, with a copy of such notice being contemporaneously delivered to the Escrow Agent. Such notice shall describe the Asserted Claim as a Title Defect, casualty loss, a breach of Surviving Representation or Violation of Environmental Laws (as applicable), including the specific amount of Escrowed Funds that Purchaser is requesting and such supporting information as is required under this Article XI. Upon receipt of notice of an Asserted Claim, the Stockholder Representative shall have thirty (30) days to dispute the Asserted Claim by giving written notice of such dispute to the Escrow Agent and Purchaser.

(b)           If the Stockholder Representative does not timely dispute the Asserted Claim, the Stockholder Representative and the Purchaser shall promptly jointly instruct the Escrow Agent to disburse to Purchaser the amount of Escrowed Funds requested by Purchaser in the notice of Asserted Claim with respect to liquidated claims, or with respect to Asserted Claims that are not yet liquidated or resolved, the  amount of Escrowed Funds reasonably estimated by Purchaser to be necessary to reimburse Purchaser for such Asserted Claims shall be deemed set aside within the Escrowed Funds and shall not be disbursed until such Asserted Claim is liquidated or resolved. If the Stockholder Representative timely disputes the Asserted Claim, the Escrow Agent shall not disburse any of the Escrowed Funds with respect to the Asserted Claim unless and until it receives, and in accordance with, joint instructions from Purchaser and the Stockholder Representative or a final and binding  award from a court of competent jurisdiction.

(c)           Upon the expiration of fifteen (15) days from and after the Claim Date, the Purchaser and the Stockholder Representative shall promptly jointly instruct the Escrow Agent to make a disbursement of the Escrowed Funds to the persons (who shall be all the Stockholders and Optionholders) and in the manner as indicated on a schedule prepared by the Stockholder Representative to the joint instruction and in an aggregate amount equal to all of the Escrowed Funds remaining on such date less the amount of any Asserted Claims pending on such date. The Stockholder Representative shall be entitled to provide that the Escrow Agent utilize  the same manner of payment and to the same address or pursuant to the same wire transfer instructions as are used in the Closing. As such pending Asserted Claims are resolved, any Escrowed Funds not reasonably expected to be required to reimburse Purchaser for Article XI Losses resulting from or arising out of the remaining pending Asserted Claims shall be disbursed to the Stockholders and Optionholders. The Purchaser and the Stockholder Representative shall promptly jointly instruct the Escrow Agent to distribute such funds to the Holders of the Common Stock or Preferred Stock as applicable as additional consideration (the “Additional Per Share Merger Consideration”) hereunder. Additional Per Share Merger Consideration shall be distributed to the Persons who were holders of Shares and Options immediately prior to the Effective Time in proportion to the number of Shares and Options such Persons held immediately prior to the Effective Time. If a pending Asserted Claim is liquidated or resolved such that Purchaser becomes entitled to reimbursement for an Article XI Loss, then the Stockholder Representative and Purchaser shall promptly jointly instruct the Escrow Agent to distribute Escrow Funds to Purchaser in such amount as necessary to reimburse Purchaser for such Loss.

(d)           Making an Article XI claim prior to Closing pursuant to Section 11.11 or an Asserted Claim in accordance with this Section 11.12 shall be Purchaser’s sole and exclusive remedies with respect to any Title Defects, casualty or condemnation losses, breaches of Surviving Representations or Violations of Environmental Laws.

(e)           No Asserted Claim shall include or seek any punitive, incidental or consequential damages, including lost profits, claimed by the Purchaser or the Surviving Corporation.

(f)            As used in this Section 11.12(f), the term “party” means Purchaser or the Stockholder Representative, as applicable. The parties agree to provide joint instructions as contemplated herein and in a prompt manner. If either Purchaser or the Stockholder Representative fails to promptly give written instructions to the Escrow Agent as contemplated herein, the party entitled to the Escrowed Funds under this Section 11.12 (the “Requesting Party”) shall be entitled to seek a court order  of a court of competent jurisdiction instructing the Escrow Agent to make the distribution contemplated herein. Any court granting such an order shall also be entitled to assess costs against the party that failed to give such instructions promptly and to award interest on the subject funds if the court determines that an award of interest would be appropriate.

Article XII.
General Provisions

12.1         Survival of Representations and Warranties; Waiver of Rights. The representations and warranties contained herein and in any certificates delivered pursuant hereto shall not survive the Effective Time, except the Surviving Representations shall survive Closing with respect to Defects timely asserted by Purchaser on or before the Claim Date. All pre-Closing covenants and any liability therefor shall terminate as of the Effective Time. This Section 12.1 shall not limit any covenant or agreement of the Parties that by its terms requires performance after the Effective Time.

12.2         Scope of Representations; Disclaimer. Except to the extent expressly set forth in Article IV of this Agreement, the Company makes no representations or warranties whatsoever, express or implied, at common law, by statute or otherwise, and disclaims all liability and responsibility for any other representation, warranty, statement or information made or communicated (orally or in writing) to Purchaser. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, the Company makes no representation or warranty as to title to any of the assets or properties of the Company and, with respect to any personal property and equipment included within such assets or properties, THE COMPANY EXPRESSLY DISCLAIMS AND NEGATES ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, OF FITNESS FOR A PARTICULAR PURPOSE. IN ADDITION, OTHER THAN AS EXPRESSLY SET FORTH ABOVE IN ARTICLE IV, THE COMPANY MAKES NO WARRANTY AND HEREBY DISCLAIMS ANY WARRANTY THAT THE RESERVE ESTIMATES, CASH FLOW ESTIMATES, PRICE ESTIMATES, OR PRODUCTION OR FLOW RATE ESTIMATES CONTAINED IN ANY RESERVE REPORT OR IN ANY SUPPLEMENT THERETO OR UPDATE THEREOF ARE IN ANY WAY COMPLETE, ACCURATE OR NOT MISLEADING, THE SAME BEING PREDICTIONS AS TO FUTURE EVENTS WHICH ARE INHERENTLY SUBJECT TO INCOMPLETENESS AND INACCURACY.

12.3         Confidentiality. Except as otherwise required by law, the Parties will, and will cause their officers, directors, employees and authorized representatives to, hold in confidence all, and not to use or to disclose to others any, nonpublic information received by them from another Party hereto in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement. No Party shall make any public announcement or press release with respect to this transaction without the prior written consent of the other Parties.

12.4         Further Assurances. After Closing, the Parties shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered such instruments and take such other action including payment of monies as may be necessary or advisable to carry out their obligations under this Agreement and under any document, certificate or other instrument delivered pursuant hereto or required by law. If at any time subsequent to the Closing, any Party comes into possession of money or property belonging to another Party, such money or property shall be promptly turned over to the Party entitled thereto.

12.5         Binding Effect; Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party without the prior written consent of the others. Nothing contained herein, express or implied, is intended to confer on any Person other than the Parties or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except that all of the Stockholders, directors and officers shall have rights hereunder to the extent so provided including without limitation, the provisions of Section 7.4, and shall be third party beneficiaries hereof.

12.6         Notices. Any notice, request, instructions or other document to be given hereunder to any Party shall be in writing, sent by facsimile transmission or delivered personally or by courier or sent by certified mail, postage prepaid, as follows:

If to the Company:

Latigo Petroleum, Inc.
15 W. 6th Street, Suite 1100
Tulsa, Oklahoma 74119
Attention: Raymond A. Foutch
Telephone: (918) 582-7770
Telecopy: (918) 582-5577

If to Purchaser or Merger Subsidiary:

Pogo Producing Company
5 Greenway Plaza, Suite 3000
Houston, Texas 77046
Attention: Corporate Secretary
Telephone: (713) 297-5000
Telecopy: (713) 297-4970

With a copy to:

Pogo Producing Company
300 North Marienfeld, Suite 600
Midland, Texas 79701
Attention: Land Department
Telephone: (713) 685-8100
Telecopy: (713) 685-8151

Any Party may change its address for purposes of this Section by giving written notice of such change of address to the other Parties in the manner herein provided for giving notice. Any notice or communication hereunder shall be deemed to have been (i) three Business Days after being deposited in the United States mail, if by certified mail, and (ii) when received, if delivered personally or by courier or facsimile transmission.

12.7         Expenses. Except as otherwise provided herein, the Parties shall each pay their own expenses and costs in connection with this Agreement and the transactions contemplated hereby.

12.8         Entire Agreement. This Agreement (including the instruments between the Parties referred to herein and any waivers delivered pursuant hereto) constitutes the entire agreement among the Parties and supersedes all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof except for the Confidentiality Agreement. The Exhibits and

Schedules are a part of this Agreement as if fully set forth herein. All references to articles, sections, subsections, paragraphs, clauses, exhibits and schedules shall be deemed references to such part of this Agreement, unless the context shall otherwise require.

12.9         Amendments; Waivers. No supplement, modification, or amendment of this Agreement or waiver of any provision of this Agreement will be binding unless executed in writing by, or on behalf of, all Parties to this Agreement. No waiver of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provision of this Agreement (regardless of whether similar), nor will any such waiver constitute a continuing waiver unless otherwise expressly provided.

12.10       Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which together shall constitute but one agreement.

12.11       Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provision hereof in any court of the United States or any state having jurisdiction, in addition to any other remedy to which they are entitled at law or in equity.

12.12       GOVERNING LAW. THIS AGREEMENT AND THE LEGAL RELATIONS AMONG THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN THAT STATE, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.

12.13       Disclosure Schedule. Certain information set forth in the Disclosure Schedule is included solely for informational purposes, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in a Disclosure Schedule is or is not material for purposes of this Agreement.

12.14       Assistance with Financials. The Parties shall cooperate and use commercially reasonable efforts to assist Purchaser, at Purchaser’s sole expense, in the preparation of such pro forma financial information respecting the Company as required by applicable Securities and Exchange Commission (“SEC”) rules and regulations for inclusion in filings by the Purchaser with the SEC and information regarding the business and operations of the Company and its Subsidiaries as reasonably necessary or appropriate for inclusion in future offering documents or loan syndications.

12.15       Waiver of Conflict.

(a)           Purchaser waives and will not assert, and agrees to cause the Company and any Subsidiary to waive and to not assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of any stockholder, officer, employee or director of Company or any Subsidiary (any such Person, a “Designated Person”) in any matter involving this Agreement or any other agreements or transactions contemplated thereby, by any legal counsel currently representing the Company or any Subsidiary in connection with this Agreement or any other agreements or transactions contemplated thereby (the “Current Representation”).

(b)           Purchaser waives and will not assert, and agrees to cause the Company and any Subsidiary to waive and to not assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser, and following the Closing, with the Company or any Subsidiary, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by the Stockholders; provided, that the foregoing waiver and acknowledgment of retention shall not extend to any communication not involving this Agreement or any other agreements or transactions contemplated thereby, or to communications with any Person other than the Designated Persons and their advisers.

EXECUTED as of the day and year first above written.

COMPANY:

LATIGO PETROLEUM, INC.

By:
Randy A. Foutch
President & Chief Executive Officer

PURCHASER:

POGO PRODUCING COMPANY

By:
Stephen R. Brunner
Executive Vice President

MERGER SUBSIDIARY:

POGO MERGER SUB 1, INC.

By:
Stephen R. Brunner
Executive Vice President

ANNEX A

Definitions

Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“2002 Stock Incentive Plan” means that plan adopted by the Company dated December 12, 2002.

“AFEs” is as defined in Section 4.12(a).

“Additional Option Consideration” is as defined in Section 2.7.

“Additional Per Share Merger Consideration” is as defined in Section 11.10(c).

“Adjusted Total Merger Consideration” has the meaning set forth in Section 2.10.

“Affiliate” means an “affiliate” or “associate” as those terms are defined in Rule 12b-2 promulgated by the Commission under the Exchange Act.

“Allocated Value” is as defined in Section 11.2(a).

“Arbitrator” is as defined in Section 11.3(a).

“Asserted Claim” is as defined in Section 7.7(a).

“Assessment” is as defined in Section 11.6.

“Bank Debt” means all amounts owing under (i) that certain Credit Agreement dated August 1, 2003, as amended, among the Company, as borrower, the various guarantors and lenders from time to time party thereto; JPMorgan Chase bank, N.A., as administrative agent; Bank of America, N.A., as co-administrative agent; and Harris Nesbitt Financing, Inc. as documentation agent; and (ii) that certain Senior Subordinated Term Loan Credit Agreement dated April 28, 2004, as amended, among the Company, as borrower, the various guarantors and lenders from time to time party thereto; and Wells Fargo Energy Capital, Inc., as administrative agent for the lenders.

“Business Day” means any day other than Saturday, Sunday, or federal holidays.

“Certificate of Merger” is as defined in Section 2.2.

“Claim Date” has the meaning set forth in Section 11.2(a).

“Closing” means the closing referred to in Section 3.1.

“Closing Date” is as defined in Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute.

“Common Stockholder” means a holder of Company Common Stock.

“Common Stock Merger Consideration” means an amount equal to the Adjusted Total Merger Consideration, minus the aggregate Preferred Stock Per Share Preferential Merger Consideration for all Outstanding Preferred Shares.

“Common Stock Per Share Merger Consideration” means an amount equal to the quotient (rounded to the fifth decimal place) of (a) the sum of (i) the Common Stock Merger Consideration plus (ii) the aggregate exercise price of all Outstanding In-the-Money Option Shares, divided by (b) the sum of the number of (i) the Outstanding Common Shares, plus (ii) the Outstanding In-the-Money Option Shares, plus (iii) the Outstanding Preferred Shares.

 “Company Affiliate” is as defined in Section 10.2.

“Company Common Stock” means the common stock of the Company, par value $0.001.

“Company Group” means the Company and its Affiliates.

“Company Subsidiaries” means (a) Latigo Petroleum Texas, LP, a Texas limited partnership, (b) Latigo Investments, LLC, a Delaware limited liability company, doing business in the State of Texas as Latigo (Texas), LLC, (c) Latigo Holdings (Texas), LLC, a Delaware limited liability company, (d) Latigo Gas Services, LP, a Texas limited partnership, (e) Latigo Gas Group, LLC, a Texas limited liability company, (f) Latigo Gas Holdings, LLC, a Delaware limited liability company, (g) Ranches South Royalty, LP, (h) RSR, and (i) RSR Holdings.

“Company Transaction Costs” means (i) all fees, costs and expenses of Randall & Dewey, (ii) one-half of all filing fees under the HSR Act, and (iii) all fees and expenses incurred by the Company after March 1, 2006 of any other brokers, financial advisors, consultants, accountants, attorneys or other professionals engaged by the Company in connection with the structuring, negotiation or consummation of the transactions contemplated by this Agreement which are unpaid as of the Closing Date.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of March 3, 2006, by and between the Company and Purchaser.

“DGCL” means the Delaware General Corporation Law, as amended, or any successor statute.

“Deductible” means the sum of One Million Dollars ($1,000,000.00).

“Defect Amounts” means all Title Defect, casualty or condemnation losses contemplated by Section 11.4, anticipated remediation costs for Violations of Environmental Laws (inclusive of fines and penalties) and anticipated Losses to

Purchaser and/or the Surviving Company attributed by Purchaser to breaches of Surviving Representations asserted pursuant to Article XI hereof.

“Defects” means all Title Defects, casualty or condemnation losses, breaches of Surviving Representations and Violations of Environmental Laws asserted by Purchaser pursuant to Article XI hereof.

“Defensible Title” means such title that (i) with respect to each Major Property, subject to the Permitted Encumbrances, entitles the Company or the relevant Subsidiary as of the date of this Agreement to receive not less than the Net Revenue Interest set forth in Exhibit A with respect to all Hydrocarbons produced and attributable to such Major Property (except as such Net Revenue Interest may be affected in connection with gas imbalances and operations for which the Company or one of the relevant Subsidiaries is a non-consenting co-owner, and further except as otherwise set forth on Exhibit A), and obligates the Company or the relevant Subsidiary to pay costs and expenses relating to such Major Property in an amount not greater than the Working Interest set forth in Exhibit A with respect to such Major Property (except for increases in such amount that also result in a proportionate increase in the Company’s or the relevant Subsidiary’s Net Revenue Interest or that result from contribution requirements with respect to defaulting co-owners, and further except as otherwise set forth on Exhibit A); and (ii) with respect to the Miscellaneous Interests, such title of the Company or the relevant Subsidiary that is free from reasonable doubt to the end that a prudent person engaged in the business of the ownership, development and operation of oil and gas properties with knowledge of all of the facts and appreciation of their legal significance would be willing to accept the same.

“Designated Person” is as defined in Section 12.15.

“Disclosure Schedule” refers to the Disclosure Schedule delivered by the Company to Purchaser contemporaneously with the execution of this Agreement. Each heading in the Disclosure Schedule shall refer to the applicable section of this Agreement.

“Dispute Resolution Date” is as defined in Section 11.9(a).

“Dissenting Shares” are as defined in Section 2.8.

“Employment Agreements” refers to those three (3) employment agreements dated December 12, 2002, by and between the Company and, respectively, Randy A. Foutch, Rodney S. Myers and W. Mark Womble.

“Effective Time” is as defined in Section 2.2.

“Encumbrance” means any option, pledge, security interest, lien, charge, encumbrance (other than Permitted Encumbrances) or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by agreement, understanding, law or otherwise, except those arising under applicable federal or state securities laws.

“Environmental Laws” means all Laws that relate to the prevention, abatement or elimination of pollution, or the protection of the environment, including the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Oil Pollution Act of 1990, the Clean Water Act, the Safe Drinking Water Act, the Toxic Substance Control Act, the Hazardous Materials Transportation Act and all state statutes serving similar or related purposes.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, or any successor statute.

“Escrow Agent” means JPMorgan Chase Bank, N.A., or such other institution as is agreed upon in good faith by Company and Purchaser.

“Escrow Agreement” means the Escrow Agreement among the Escrow Agent, the Stockholder Representative, Purchaser, and Merger Subsidiary, to be executed at Closing.

“Escrow Amount” is as defined in Section 2.13.

“Escrowed Funds” is as defined in Section 2.13.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute.

“Financial Statements” refers to, collectively, the audited consolidated financial statements of each of the Company and the Company Subsidiaries as of and for the years ended December 31, 2004 and 2005.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, in statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of determination.

“Gas Contracts” are as defined in Section 4.13.

“Governmental Authorities” means any federal, state or local government, court, or governmental regulatory body and any of their respective subdivisions, agencies, instrumentalities, authorities or tribunals.

“Hazardous Substances” means any substance that is listed, defined, or regulated as a “hazardous substances,” “hazardous waste,” “hazardous material,” or “toxic substance” pursuant to any Environmental Law.

“Hedging Agreement” means any commodity, interest rate or currency swap, cap, floor, collar, forward agreement or other exchange or protection agreements or any option with respect thereto.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any successor statute.

“Hydrocarbons” mean oil, gas and/or other liquid and gaseous hydrocarbons or any combination thereof.

“Indemnified Parties” are as defined in Section 7.4(a).

“Initial Option Consideration” is as defined in Section 2.7.

“Interests” means:

(a)           the Major Properties;

(b)           the Miscellaneous Interests; and

(c)           all of the Company’s or, as the case may be, the relevant Subsidiary’s, rights, titles and interests, whether direct or indirect, in and to all of the property, rights and interests incident to the Major Properties or the Miscellaneous Interests, including without limitation all of the Company’s or such Subsidiary’s rights, titles and interests in and to all Oil and Gas Contracts, leases, rights-of-way, easements, options, orders and rulings of applicable regulatory agencies, wells, lease and well equipment, machinery, production facilities, processing facilities, gathering systems, transportation systems, disposal systems, fixtures and other items of personal property and improvements now or as of the Closing Date appurtenant to the Major Properties or the Miscellaneous Interests or used, obtained or held for use in connection with the operation of the Major Properties or the Miscellaneous Interests or with the production, treatment, sale or disposal of Hydrocarbons or water produced therefrom or attributable thereto.

“Interim Period” has the meaning set forth in Section 6.1.

“Knowledge of the Company” means the actual knowledge, as of the date hereof, without independent investigation, of the individuals listed on Annex B and shall include what should reasonably be known by such individuals in the ordinary course of business and any other information actually personally known or information which should have been ascertained had a reasonable inquiry or investigation been undertaken.

“Laws” means any constitution, statute, code, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other official act of any applicable Governmental Authorities but shall not include any Environmental Laws.

“Leases” means oil, gas and mineral leases, oil and gas leases, oil leases, gas leases, other mineral leases, subleases, assignments of operating rights and similar agreements, and any extensions or renewals thereof.

“Letter of Transmittal” is as defined in Section 2.12(a)(i).

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or un-matured, or determined or determinable, including, without limitation, those arising under any Law, action or Governmental Order, and those arising under any contract or agreement.

“Loss” means any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, attorneys’ fees and expenses) actually suffered or incurred by a Person.

“Major Properties” means all of the Company’s and any of its Subsidiaries’ rights, titles and interests, whether direct or indirect, other than the Partnership ORRI, in and to the wells, units, zones and lands described in Exhibit A.

“Material Adverse Effect” means any result, occurrence, condition, fact, change, violation, event or effect that, individually or in the aggregate with any such other results, occurrences, conditions, facts, changes, violations, events or effects, is materially adverse to the financial condition, business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following constitute a Material Adverse Effect: (i) any change or effect resulting from changes in general economic, regulatory or political conditions, conditions in the United States or worldwide capital markets; (ii) any change or effect that affects the oil and gas exploration and development industry generally (including changes in commodity prices, general market prices and regulatory changes affecting the oil and gas industry generally); (iii) any effect, change, event, occurrence or circumstance relating to fluctuations in the value of currencies; (iv) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including acts of terrorism; (v) the disclosure of the fact that Purchaser is the prospective acquirer of the Company; (vi) the announcement or pendency of the transactions contemplated by this Agreement, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries due to the announcement or pendency of the transactions contemplated by this Agreement; (vii) any change in accounting requirements or principles imposed upon the Company, its Subsidiaries or their respective businesses or any change in law, or the interpretation thereof; (viii) actions taken by Purchaser or any of its Affiliates; (ix) any effect, change, event, occurrence or circumstance resulting from any action taken by the Company or its Subsidiaries with Purchaser’s consent or from compliance by the Company with the terms of this Agreement; or (x) any effect, change, event, occurrence or circumstance resulting from the failure of the Company or its Subsidiaries to take any action referred to in Section 6.2 due to Purchaser’s unreasonable withholding of consent or delaying its consent, or (xi) any result, occurrence, condition, fact, change, violation, event or effect with respect to which, but only to the extent that, Purchaser is entitled under Article XI to a reduction of the Total Merger Consideration or Purchaser is entitled to receive amounts out of the Escrow Amount.

“Merger” means the merger of the Merger Subsidiary with and into the Company as described in Section 2.1.

“Merger Subsidiary Shares” means the common stock, $.001 par value per share, of the Merger Subsidiary.

“Miscellaneous Interests” means all of the Company’s and any of its Subsidiaries’ claims, rights, titles and interests, whether direct or indirect, in and to all Leases, royalty interests, overriding royalty interests and other oil, gas and mineral properties of every kind and character, whether producing, non-producing, developed or undeveloped, wherever situated (other than the Major Properties), including without limitation those oil, gas and mineral properties described in Exhibit B, and the Company’s gathering and related facilities, but excluding the Partnership ORRI.

“Net Revenue Interest” or “NRI” means the decimal interest set forth on Exhibit A as the Net Revenue Interest with respect to a particular Major Property.

“Oil and Gas Contracts” means all permits, licenses, farmout or farmin agreements, bottom hole or acreage contribution agreements, operating agreements, unit agreements, declarations or orders, joint venture, exploration, participation or acquisition agreements, division orders, production, sales, purchase, exchange, processing or transportation agreements and all other contracts and agreements in effect or in existence on the date hereof and affecting or relating to the ownership or operation of the Interests or the disposition of the Hydrocarbons produced therefrom, excluding Leases and contracts or agreements creating, or resulting, in real property interests.

“Option Consideration” is as defined in Section 2.7.

“Option Surrender Agreement” is as defined in Section 2.12(a)(ii).

“Optionholder” and collectively, “Optionholders” is as defined in Section 2.7.

“Options” means those options to purchase up to 398,718 shares of Company Common Stock.

“Outstanding Common Share” or collectively, “Outstanding Common Shares” means each share of Company Common Stock outstanding immediately prior to the Effective Time to the extent such share has vested at the time of Closing (including shares that vest as a result of the Merger).

“Outstanding In-the-Money Option Shares” means the number of shares of Company Common Stock issuable immediately prior to the Effective Time under the Options outstanding immediately prior to the Effective Time to the extent that (a) such Options have become vested and exercisable in accordance with their terms at the time of Closing (including Options that vest and become exercisable as a result of the Merger) and (b) the exercise price for each such share of Company Common Stock is less than the Common Stock Per Share Merger Consideration.

“Outstanding Preferred Share” or collectively, “Outstanding Preferred Shares” is as defined in Section 2.6(d).

“Outstanding Shares” means the Outstanding Common Shares and the Outstanding Preferred Shares.

“Partnership ORRI” is as defined in Section 6.6.

“Party” means a party to this Agreement and, after Closing, shall include the Stockholder Representative.

“Permits” means all governmental licenses, permits, certificates, orders, consents, approvals, franchises and authorizations.

“Permitted Encumbrances” means the following, but only to the extent they do not operate to reduce the Net Revenue Interests of the Major Properties to less than the Net Revenue Interests set forth in Exhibit A or increase the Working Interests of the Major Properties to more than the Working Interests set forth in Exhibit A (unless there is a corresponding increase in the Net Revenue Interests): (i) lessor’s royalties, terms and conditions of Leases, overriding royalties, division orders and sales contracts covering Hydrocarbons, reversionary interests and similar burdens; (ii) all existing operating agreements and unit agreements; (iii) any and all federal and state regulatory orders and rules to which the Interests are presently subject; (iv) preferential rights to purchase and required third-party consents to assignments and similar agreements; (v) liens for Taxes not due or not delinquent at the time of Closing or the validity of which are being contested in good faith by appropriate actions; (vi) statutory Encumbrances not yet delinquent; (vii) all rights to consent by, required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of Leases or Interests therein if the same are customarily obtained after such sale or conveyance; (viii) easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations, pipelines, grazing, logging, canals, ditches, reservoirs or the like; and easements for streets, alleys, highways, pipelines, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the Interests; (ix) liens of operators relating to obligations not yet due or not delinquent; (x) title problems commonly encountered in the oil and gas business which would not be considered material by a reasonable and prudent person engaged in the business of the ownership, development and operating of oil and gas properties with knowledge of all the facts and appreciation of their legal significance; (xi) Encumbrances described in Exhibit A or Exhibit B; and (xii) Encumbrances related to the Bank Debt.

“Person” means an individual, partnership, corporation, joint-venture, trust, estate or an unincorporated organization or association or other legal entity.

“Plan” is as defined in Section 4.21(b).

“Post-Closing Representation” is as defined in Section 12.15.

“Pre-Closing Claim Date” is as defined in Section 11.11(a).

“Preferred Stock” means the Series A Convertible Participating Preferred Stock of the Company, par value $0.001 per share.

“Preferred Stockholder” means a holder of Preferred Stock.

“Preferred Stock Per Share Preferential Merger Consideration” means, for each Outstanding Preferred Share, an amount equal to the sum of $50 plus all accrued and unpaid dividends thereon for the period from (and including) the date such share was issued to (and including) the Closing Date in accordance with the terms of the certificate of incorporation as in effect on the date of this Agreement.

“Preferred Stock Per Share Total Merger Consideration” means, for each Outstanding Preferred Share, an amount equal to the sum of the Preferred Stock Per Share Preferential Merger Consideration plus the Common Stock Per Share Merger Consideration.

“Producing Wells” are as defined in Section 4.17(e).

“Ranches South Leases” are as defined in Section 6.6.

“Ranches South Royalty, LP” means Ranches South Royalty, LP, a Texas limited partnership.

“Reasonable Efforts” means the taking by a Party of such action as would be in accordance with reasonable commercial practices as applied to the particular matter in question; provided, however, that such action shall not include the incurrence of unreasonable expense.

“Records” means and includes all originals and copies (except where the context indicates that only originals or copies are being referred to) of minute books, tax records, documents, computer files and tapes, maps, books, records, accounts and files in the possession or control of the Company or its Subsidiaries relating to the Company or its Subsidiaries and their businesses.

“Requesting Party” is as defined in Section 11.12(f).

“Royalty Partnership” means, collectively, Ranches South Royalty, LP, its general partner, RSR, and its limited partner, RSR Holdings.

“RSR Holdings” means RSR Holdings, LLC, a Delaware limited liability company and limited partner of Ranches South Royalty, LP.

“RSR” means RSR, LLC, a Delaware limited liability company and general partner of Ranches South Royalty, LP.

“SEC” or “Securities and Exchange Commission” has the meaning provided in Section 12.14.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute.

“Severance and Retention Policies” shall refer to those policies of the Company set forth in Section 4.20 of the Disclosure Schedule.

“Shares” means (i) all of the issued and outstanding Preferred Stock of the Company consisting of 3,210,251 shares of Preferred Stock, and (ii) the 251,359 vested shares of Company Common Stock..

“Stock Certificate” means a certificate representing Company Common Stock or Preferred Stock.

“Stockholder Representative” is as defined in Section 11.1(a).

“Stockholders” mean the common stockholders and the preferred stockholders of the Company.

“Subsidiary” or “Subsidiaries” means any corporation or limited liability company more than 50 percent of the voting power of which is owned directly or indirectly by the Company or other relevant Person, as the context requires.

“Surviving Corporation” is as defined in Section 2.1.

“Surviving Representations” means, for purposes of Article XI and Section 12.1, Sections 4.7 through 4.12 and 4.32.

“Tax” or “Taxes” means all income, profits, franchise, withholding, ad valorem, employment, social security, disability, occupation, property, severance and excise taxes imposed on behalf of any Governmental Authorities.

“Taxing Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

“Tax Items” has the meaning set forth in Section 4.17(a)(i).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto.

“Title Defect” means any Encumbrance, other than a Permitted Encumbrance, that causes a breach of the Seller’s representation and warranty in Section 4.9(a).

“Title Defect Amount” has the meaning set forth in Section 11.2(c).

“Total Merger Consideration” has the meaning set forth in Section 2.10.

“Violation of Environmental Laws” has the meaning set forth in Section 11.7.

“Wells” means the wells described in Exhibit A or wells located in any unit listed in Exhibit A.

“Working Interest” or “WI” means the decimal interest set forth on Exhibit A as the Working Interest with respect to a particular Major Property.